Notice of Meeting and
Management Information Circular

For the Annual Meeting of Shareholders of
Americas Gold and Silver Corporation
To be held on June 23, 2026

May 14, 2026

www.americas-gold.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF AMERICAS
GOLD AND SILVER CORPORATION (the "Company")

TO BE HELD ON June 23, 2026

Meeting Date, Location and Purpose

Notice is hereby given that the annual meeting (the "Meeting") of shareholders of the Company will be held at 10:00 a.m. EDT on Tuesday June 23, 2026 in The Green Room at 200 King Street West, Main Lobby, Toronto, ON M5H 3T4.

Given security protocols, the Company will be limiting physical access to the Meeting to registered shareholders and formally appointed proxyholders, and will not be permitting any others (including beneficial shareholders that hold their shares through a broker or other intermediary) to attend. To assist the Company and its representatives in confirming a registered shareholder's or duly appointed proxy holder's status - for the purpose of attending the Meeting in person - as safely, efficiently, and easily as possible given building access restrictions the Company requests that those eligible persons wishing to attend the meeting in person provide notice of intention to Mahdiya Waraich by email at mwaraich@americas-gold.com by 5pm EDT on Friday June 19, 2026. The Company strongly encourages each Shareholder to submit a proxy ("Proxy") or voting instruction form ("Voting Instruction Form") as early as possible, in advance of the Meeting. Shareholders and any other interested persons who are unable or not permitted to attend the meeting in person have the opportunity to listen to a live audio-cast of the meeting at 10:00 a.m. (EDT) on June 23, 2026, which audio-cast can be accessed by Zoom Webinar by Online Link URL: https://zoom.us/webinar/register/WN__XhBoVvNSTKoujZTyRlMrg; Toll-Free Dial-In USA and Canada: 1-888-788- 0099; International Toll Number: 1-647-374-4685; Meeting ID: 959 2296 3679; Participant Code: No Code - just dial # to join. Please note it is recommended that you dial-in 10 minutes prior to the start of the meeting. This call will be listen-only and shareholders will not be able to vote or speak at, or otherwise participate in, the meeting via the webinar.

The Meeting will be held for the following purposes:

1. to receive the consolidated financial statements of the Company for the year ended December 31, 2025 and the auditors' report thereon;

2. to elect directors of the Company for the ensuing year;

3. to reappoint auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration;

4. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For detailed information with respect to each of the above matters, please refer to the subsection bearing the corresponding title under "Business of the Meeting" in the attached Management Information Circular. Any capitalized terms used and not otherwise defined in this notice have the definitions as set out in the Circular.

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Notice-and-Access

The Company is using the notice-and-access provisions (the "Notice-and-Access Provisions") provided for under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Company's Circular to its Shareholders.

Under Notice-and-Access Provisions, instead of receiving paper copies of the Circular, shareholders will be receiving a notice-and-access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of notice-and-access in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company's Meeting materials. The Company urges Shareholders to review the Circular before voting.

Accessing Meeting Materials online

The Meeting Materials (as defined in the Circular) can be viewed online under the Company's profile on the System for Electronic Data Analysis and Retrieval + ("SEDAR+") at www.sedarplus.ca; on the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at www.sec.gov; or on the Company's website at www.americas- gold.com/investors/shareholder-meeting-documents/.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR+ and EDGAR, by going to the Company's website at www.americas-gold.com.

Reference to our website is included in this notice as an inactive textual reference only. Information contained on our website is not incorporated by reference in this notice and should not be considered to be a part of this notice.

To receive the Meeting Materials in advance of the Proxy Deposit Date and Meeting Date, requests for printed copies must be received no later than June 16, 2026.

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Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy ("Form of Proxy") in accordance with the instructions set out in the Form of Proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of May 14, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

Signed: /s/Joseph Andre Paul Huet
             Joseph Andre Paul Huet
             Chief Executive Officer

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Management Information Circular Summary

This summary highlights information contained elsewhere in
this Circular. It does not contain all the information that you should consider. Please read the entire Circular carefully
before voting.

Voting Recommendations	Meeting Information Date: Tuesday June 23, 2026 Time: 10:00 a.m. EDT Place: The Green Room at 200 King Street West, Main Lobby, Toronto, ON M5H 3T4

Proposal	Board Recommendation	How You Can Access Meeting Materials Onlinec

Americas Gold and Silver Corporation has decided to deliver the Meeting Materials by posting them online at
www.americas- gold.com/investors/shareholder-meeting-documents/

The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use.

The Meeting Materials will be available on the Company's website as of May 19, 2026, and will remain on the website for one year thereafter.
Elect directors of the Company for the ensuing year	FOR
Re-appoint auditors of the Company for the ensuing year at a remuneration to be fixed by the board of directors of the Company	FOR

Record Date
You are entitled to vote at the meeting if you were a holder of common shares at the close of business on May 11, 2026.

Vote Deadline
To make sure that your vote is counted, please ensure your vote is received by 10:00 a.m. EDT on June 19, 2026 or 48 hours (excluding Saturdays, Sundays or holidays) before the time of any adjourned or postponed Meeting.

Attending the Annual General Meeting

If you plan to attend the Meeting, please follow the instructions starting on page 2 (Notice of Meeting) and page 10 of this Circular.

Governance Highlights
✓ 87.5% Independent Board	✓ Separate Chair & CEO
✓ Individual election of all directors	✓ In-camera sessions at Board and committee meetings
✓ Independent committees	✓ Annual Board, committee and director evaluations
✓ Majority Voting Statutory Requirement and Policy	✓ Orientation package for new directors

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Director Nominees

Name	Age	Independent	Director Since	2025 Committees	2025 Board attendance	No. of other public boards
JOSEPH ANDRE PAUL HUET Chairman and Chief Executive Officer	57		2024[1]	S&T	100%	2
PETER GOUDIE Lead Director	77	•	2024[1]	CCG (Chair)	100%	1
TARA HASSAN Director	43	•	2025[2]	S&T (Chair)	100%	1
SHIRLEY IN'T VELD Director	71	•	2025[3]	CCG, S&T	80%[3]	2
BRADLEY R. KIPP Director	62	•	2014	AC (Chair)	100%	N/A
GORDON E. PRIDHAM Director	70	•	2008[4]	AC	100%	N/A
MERI VERLI Director	64	•	2025[5]	AC	100%	1

1. Joined the Board effective December 19, 2024	AC = Audit Committee of the Company.
2. Joined the Board effective April 21, 2025	CCG = Compensation and Corporate Governance Committee of the Company.
3. Joined the Board effective August 6, 2025 and missed one unscheduled Board meeting due to previous conflict	S&T = Sustainability and Technical Committee of the Company.
4. Previously Director of U.S. Silver & Gold since 2012 and U.S. Silver Corp. since 2008
5. Joined the Board effective June 24, 2025

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ANNUAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR

AND

PROXY STATEMENT

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MANAGEMENT INFORMATION CIRCULAR

In this Circular all information provided is current as of May 11, 2026, unless otherwise indicated.

In this Circular, unless otherwise specified or the context otherwise requires, all references to "US$" are to U.S. dollars and all references to "C$" are to Canadian dollars.

SOLICITATION OF PROXIES

THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION, BY OR ON BEHALF OF THE MANAGEMENT OF AMERICAS GOLD AND SILVER CORPORATION ("AMERICAS GOLD" OR THE "COMPANY"), OF PROXIES TO BE USED AT THE COMPANY'S ANNUAL MEETING (THE "MEETING") OF THE HOLDERS (THE "SHAREHOLDERS") OF COMMON SHARES ("COMMON SHARES") OF THE COMPANY TO BE HELD AT A TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING (THE "NOTICE OF MEETING") OR AT ANY ADJOURNMENT THEREOF.

The Company will be hosting the Meeting in The Green Room at 200 King Street West, Main Lobby, Toronto, ON M5H 3T4.

Given security protocols, the Company will be limiting physical access to the Meeting to registered shareholders and formally appointed proxyholders, and will not be permitting any others (including beneficial shareholders that hold their shares through a broker or other intermediary) to attend. To assist the Company and its representatives in confirming a registered shareholder's or duly appointed proxy holder's status - for the purpose of attending the Meeting in person - as safely, efficiently, and easily as possible given building access restrictions, the Company requests that those eligible persons wishing to attend the meeting in person provide notice of intention to Mahdiya Waraich email at mwaraich@americas-gold.com by 5pm EDT on Friday June 19, 2026. The Company strongly encourages each Shareholder to submit a proxy ("Proxy") or voting instruction form ("Voting Instruction Form") as early as possible, in advance of the Meeting. Shareholders and any other interested persons who are unable or not permitted to attend the meeting in person have the opportunity to listen to a live audio-cast of the meeting at 10:00 a.m. (EDT) on June 23, 2026, which audio-cast can be accessed by Zoom Webinar by Online Link URL: https://zoom.us/webinar/register/WN__XhBoVvNSTKoujZTyRlMrg; Toll-Free Dial-In USA and Canada: 1-888-788- 0099; International Toll Number: 1-647-374-4685; Meeting ID: 959 2296 3679; Participant Code: No Code - just dial # to join. Please note it is recommended that you dial-in 10 minutes prior to the start of the meeting. This call will be listen-only and shareholders will not be able to vote or speak at, or otherwise participate in, the meeting via the webinar.

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As a Shareholder of Americas Gold, you have the right to vote your Common Shares in respect of the Share Consolidation (as defined below). To help you make an informed decision, please carefully read this Circular, which contains a description of the Share Consolidation and other relevant information. Information contained in this Circular should not be construed as financial, legal or tax advice and you are urged to consult your own professional advisors in connection therewith.

References in this Circular to the Meeting include any adjournment or postponement thereof. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The Company may also use the services of a proxy advisory firm. The aggregate fees for any advisory proxy firm would be borne by the Company.

The record date for the Meeting is May 11, 2026 (the "Record Date"). The Record Date is the date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company's transfer agent at the address indicated on the enclosed envelope no later than 10:00a.m. EDT on June 19, 2026, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting (the "Proxy Deposit Date").

Notice-and-Access

The Company has elected to use Notice-and-Access Provisions provided for under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials to its Shareholders.

The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators to reduce the volume of materials that must be physically mailed to Shareholders by allowing a reporting issuer to post the relevant meeting materials for a meeting of Shareholders online. The Company believes that the use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company.

In order for the Company to utilize Notice-and-Access to deliver proxy-related materials by posting the Circular, the Company's financial statements for the year ending December 31, 2025 and accompanying Management's Discussion and Analysis (together and with any other required documentation to be provided to Shareholders in connection with the Meeting, the "Meeting Materials") electronically on a website that is not the System for Electronic Data Analysis and Retrieval + ("SEDAR+"), the Company must send a notice to Shareholders, including non-registered Shareholders, indicating that the Meeting Materials have been posted and explaining how a Shareholder can access them or obtain, from the Company, a paper copy of the Meeting Materials. The Meeting Materials have been posted in full on the Company's website at https://www.americas-gold.com/investors/shareholder-meeting-documents/ and under the Company's SEDAR+ profile at www.sedarplus.ca and on the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") at www.sec.gov.

Although the Company has elected to use the Notice-and-Access Provisions, both registered Shareholders and non- registered Shareholders (beneficial holders) will receive a package that will include either a form of proxy ("Form of Proxy") (in the case of registered Shareholders) or a Voting Instruction Form (in the case of non-registered Shareholders), among other materials (collectively, the "Printed Materials"). Shareholders may receive multiple packages of these Printed Materials if a Shareholder holds their Common Shares through one or more intermediary ("Intermediary"), or if a Shareholder is both a registered Shareholder and a non-registered Shareholder or beneficial Shareholder.

Should a Shareholder receive multiple packages, a Shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each package to ensure that all their Common Shares are voted at the Meeting.

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Appointment of Proxies

THE PERSONS SPECIFIED IN THE ENCLOSED FORM OF PROXY ARE AUTHORIZED REPRESENTATIVES OF THE COMPANY. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO ATTEND, ACT AND VOTE FOR SUCH SHAREHOLDER AT THE MEETING OTHER THAN THOSE NAMED IN THE ENCLOSED FORM OF PROXY.

The Company has determined that those registered and beneficial Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials together with the Notice of Meeting and Form of Proxy or Voting Instruction Form.

The Company will deliver copies of the applicable proxy-related Meeting Materials directly to registered and non- objecting beneficial Shareholders, through the services of its registrar and transfer agent, Computershare Investor Services Inc.

Any Shareholder who wishes to receive a paper copy of the Meeting Materials must contact the Company's transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, by telephone at 1-866-964-0492 (toll free from Canada and U.S.) or 1-514-982-7555 (International). In order to ensure that a paper copy of the Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Circular and return a proxy or Voting Instruction Form prior to the deadline to receive proxies, it is strongly suggested that a Shareholder ensure their request is received no later than June 19, 2026.

All Shareholders may call the toll-free number for Computershare Investor Services Inc. listed above in order to obtain additional information regarding Notice-and-Access or to obtain a paper copy of the Meeting Materials, up to and including the date of the Meeting, including any adjournment or postponement of the Meeting.

Voting by Registered Shareholders

A registered Shareholder appointing a proxyholder may indicate the manner in which the appointed proxyholder can vote with respect to any specific item by checking the space opposite the item on the Form of Proxy. If the Shareholder submitting the Form of Proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The Common Shares represented by the Form of Proxy submitted by a Shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the Form of Proxy. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

Voting Common Shares by Proxy

Registered shareholders at the close of business on May 11, 2026 may vote their proxies as follows:

Online:	Go to the website indicated on the Form of Proxy and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a Shareholder, to represent you at the Meeting by inserting such person's name in the blank space provided. Complete and submit your Voting Instruction Form and submit your vote.

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By Mail:	Complete the Form of Proxy and return it in the envelope provided. If you return your proxy by mail you can appoint another person, who need not be a Shareholder, to represent you at the Meeting by inserting such person's name in the blank space provided in the Form of Proxy. Complete your voting instructions and date, sign and return the proxy.

Deadline for Receipt of Proxies

All duly completed and executed Forms of Proxy must be received, via mail or internet, by the Proxy Deposit Date. Notwithstanding the foregoing, the Chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so. A registered Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof.

Revocation of Proxies

A proxy submitted pursuant to this solicitation may be revoked in any manner permitted by law and by written notice, signed by the Shareholder or by the Shareholder's attorney authorized in writing (or, if the Shareholder is a corporation, by a duly authorized officer or attorney), and deposited with the Company's transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used.

A proxy submitted pursuant to this solicitation may also be revoked prior to the commencement of voting by attending the Meeting in person and registering with the scrutineers as a registered Shareholder personally present. The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed Form of Proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, the relevant Common Shares will be voted in favour of the passing of all the resolutions described below.

The enclosed Form of Proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, the Company's management team ("Management") knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to any other matters which are not now known to Management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered Shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Shareholders of the Company are "non-registered" shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the non- registered shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Common Shares for the broker's clients. Therefore, non-registered shareholders should ensure that instructions respecting the voting of

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their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return and voting instructions to clients, which should be carefully followed by non- registered Shareholders in order to ensure that their Common Shares are voted at the Meeting. Common Shares beneficially owned by a non-registered Shareholder are registered either:

i. in the name of an intermediary that the non-registered shareholder deals with in respect of the Common Shares of the Company (intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

ii. in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. in Canada or The Depository Trust & Clearing Corporation in the United States) of which the intermediary is a participant.

In accordance with applicable securities law requirements, the Company will distribute copies of the Notice of Meeting and the Form of Proxy (which includes a place to request copies of the Company's annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) together with the Meeting Materials in the case of certain non-registered Shareholders to the clearing agencies and intermediaries for distribution to non-registered Shareholders.

Intermediaries are required to forward the applicable proxy-related materials to non-registered Shareholders unless a non-registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to non-registered Shareholders. Generally, non-registered Shareholders who have not waived the right to receive proxy-related materials will either:

i. be given a Voting Instruction Form which is not signed by the intermediary and which, when properly completed and signed by the non-registered Shareholder and returned to the intermediary or its service company, will constitute voting instructions which the intermediary must follow. Typically, the Voting Instruction Form will consist of a one-page pre-printed form; or

ii. be given a Form of Proxy which has already been signed by the intermediary (typically by a stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non-registered Shareholder but which is otherwise not completed by the intermediary. Because the intermediary has already signed the Form of Proxy, this Form of Proxy is not required to be signed by the non-registered Shareholder when submitting the proxy. In this case, the non-registered Shareholder who wishes to submit a proxy should carefully follow the instructions of their intermediary, including those regarding when and where the completed proxy is to be delivered.

In either case, the purpose of these procedures is to permit non-registered Shareholders to direct the voting of the Common Shares of the Company that they beneficially own. Since only registered Shareholders and their proxies may attend and vote at the Meeting, if a non-registered Shareholder attends the Meeting the Company will have no record of the non-registered Shareholder's shareholding or of his, her or its entitlement to vote unless the non- registered Shareholder's nominee has appointed the non-registered Shareholder as proxyholder. Therefore, a non- registered Shareholder who receives one of the above forms and wishes to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered Shareholder) should strike out the names of the persons listed and insert the non-registered Shareholder's or such other person's name in the blank space provided. In either case, non-registered Shareholders should carefully follow the instructions of their intermediary, including those regarding when and where the proxy or Voting Instruction Form is to be delivered.

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A non-registered Shareholder who has submitted a proxy may revoke it by contacting the intermediary through which the non-registered Shareholder's Common Shares are held and following the instructions of the intermediary respecting the revocation of proxies.

In all cases it is important that the Voting Instruction Form or Form of Proxy be received by the intermediary or its agent sufficiently in advance of the deadline set forth in the Notice of Meeting to enable the intermediary or its agent to provide voting instructions on your behalf before the deadline.

Voting Shares and Principal Holders Thereof

As of the Record Date, the Company had 326,933,559 Common Shares issued and outstanding. Each Common Share carries the right to one vote on all matters to be acted on at the Meeting. Each registered Shareholder on the Record Date will be entitled to vote at the Meeting or any adjournment or postponement thereof. All such registered Shareholders are entitled to attend and vote in person at the Meeting, the Common Shares held by them or, provided a completed and executed proxy has been delivered to the Company's transfer agent by the Proxy Deposit Date, to attend and vote by proxy at the Meeting the Common Shares held by them.

To the knowledge of the directors and officers of the Company, as of the Record Date, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, other than, Mr. Eric Sprott, who directly or indirectly, beneficially owns or exercises control or discretion over 40,053,9401 Common shares representing approximately 12% of the issued and outstanding Common Shares as of the Record Date.

****

___________________________________
1 Based on the Early Warning Report of Mr. Eric Sprott dated March 23, 2026.

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BUSINESS OF THE MEETING

Item 1 - Presentation of Audited Financial Statements

Copies of the Company's audited financial statements for the financial year ended December 31, 2025, together with the auditors' report thereon, have been made available or mailed to any registered and beneficial shareholders that have duly requested them and will be submitted to the Meeting. No vote is required nor will be taken on the financial statements, and the auditor's report thereon and receipt of such financial statements will not constitute approval or disapproval of any matters referred to therein.

Copies of the audited financial statements may be obtained by contacting the Company's registered office at Suite 2870, 145 King Street West, Toronto, Ontario M5H 1J8, by visiting the Company's website at https://www.americas- gold.com/investors/shareholder-meeting-documents/, or by going to the Company's profile on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Item 2 - Election of Directors

There are currently eight (8) directors on the Board. Scott Hand is not standing for re-election at the Meeting and following close of the Meeting will no longer be a member of the Board or any of its committees. There are therefore seven nominee directors for election at the Meeting. Under the by-laws of the Company, directors of the Company are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed in accordance with the by-laws.

In the absence of instruction to the contrary, the persons named in the accompanying Form of Proxy intend to vote FOR the election of each of the individuals nominated for election as a director and named herein (each, a "Nominee").

The election of directors at the Meeting will be governed by the majority voting requirements under the Canada Business Corporations Act (the "CBCA"), which came into force on August 31, 2022. Specifically, the CBCA requires that, for elections at which there is only one candidate nominated for each position available on the Board, shareholders vote "for" or "against" individual directors (rather than "for" or "withhold") and each candidate is elected only if they receive a majority of votes cast in their favour. The CBCA provides that if an incumbent director is not elected in those circumstances, the director may continue in office until the earlier of (i) the 90th day after the day of the election, and (ii) the day on which their successor is appointed or elected.

All of the Nominees presently serve as directors of the Company and have served since the dates set forth in the tables below.

Management does not contemplate that any of the Nominees will be unable to serve as director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies to be voted in favour of such Nominee(s) may be voted by the person(s) designated by Management in the enclosed Form of Proxy, in their discretion, in favour of another nominee.

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The following tables contain brief biographies for each of the Nominees, including their principal occupations, business or employment within the past five years, name, province or state and country of residence, age, independence status, board and committee attendance record, other public board memberships, date they first became a director of the Company and number of Common Shares, other securities and stock options beneficially owned by each Nominee or the person's associates or affiliates as at May 11, 2026. The statement as to the Common Shares, stock options and other securities beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees as at Record Date in each instance has been provided by the respective Nominee. The DSUs represent a deferred payment of the director's board fees and are redeemable for cash or Common Shares of the Company (in the Company's discretion) at the time of resignation from the Board based on the value of the Common Shares at the time of redemption.

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Joseph Andre Paul Huet
Chairman of the Board Nevada, USA
Age: 57	Status: Non- Independent	Director since: December 19, 2024
Mr. Huet is the Chairman and Chief Executive Officer of Americas Gold and Silver Corp. Mr. Huet served as the Executive Chairman of Karora Resources Inc. from February 25, 2019 until July 18, 2019, when he was appointed Chairman and interim Chief Executive Officer. The "interim" portion of his title was removed in August 2019, and Mr. Huet served as Chairman and Chief Executive Officer of Karora Resources Inc. until its acquisition by Westgold Resources Limited in August 2024. Previously, Mr. Huet was President, Chief Executive Officer and Director of Klondex Mines from 2012 to 2018, until its acquisition by Hecla Mining Company. Mr. Huet has a strong command of capital markets and has served in all levels of engineering and operations of Mining. Mr. Huet graduated with Honors from the Mining Engineering Technology program at Haileybury School of Mines in Ontario, and successfully completed the Stanford Executive program at the Stanford School of Business. In 2013 Mr. Huet was nominated for the Premier's Award for outstanding college graduates in Ontario; he is currently a member of the Ontario Association of Certified Engineering Technicians and Technologists as an applied Science Technologist and an Accredited Director.

Mr. Huet serves as Chair of the Board of Directors and a member of the Sustainability & Technical Committee of the Company.
Common Shares Held			7,696,823

Other Securities Held
Type			Securities Held (#)
RSUs			2,086,899
Options			1,700,000

Americas Board and Committee Membership 2025		Attendance at Americas Board and Committee Meetings 2025	Other Public Board Memberships
Board S&T Committee		6 or 6 2 of 2	Culico Metals Inc. New Found Gold Corp.

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PETER GOUDIE
Lead Director New South Wales, Australia
Age: 77	Status: Independent	Director since: December 19, 2024
Mr. Goudie is currently retired from full-time employment. Mr. Goudie currently serves as Chairman of Culico Metals Inc. and served as a director of Karora Resources Inc. from July 2008 to August 2024. He was also Executive Vice President (Marketing) of Inco Limited and then Vale Inco from January 1997 to February 2008. Mr. Goudie was also responsible for the strategy, negotiation, construction and operation of Inco's joint venture production projects in Asia. He was employed with Inco since 1970 in increasingly more senior accounting and financial roles in Australia, Indonesia, Singapore and Hong Kong, before becoming Managing Director (later President and Managing Director) of Inco Pacific Ltd. in Hong Kong in 1988. He is an Australian CPA.

Mr. Goudie serves as Chair of the Compensation and Corporate Governance Committee of the Company.
Common Shares Held			736,352

Other Securities Held
Type			Securities Held (#)
DSUs			452,245
Options			100,000

Americas Board and Committee Membership 2025		Attendance at Americas Board and Committee Meetings 2025	Other Public Board Memberships
Board CCG Committee (Chair)		6 of 6 5 of 5	Culico Metals Inc.

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TARA HASSAN
Director British Columbia, Canada
Age: 43	Status: Independent	Director since: April 21, 2025
Ms. Hassan brings 20 years of mining industry and capital markets experience in corporate and operational leadership and equity analysis. Ms. Hassan is currently Executive Vice President, Corporate Development of Silverco Mining and has served as a director of Orezone Gold since 2024. Previously, she served as Senior Vice President, Corporate Development for SilverCrest Metals (2020 -2025) where she played a leading role in the mine financing and the US$1.5 billion sale of the company to Coeur Mining Inc. Ms. Hassan was also Vice Chair of the Association for Mineral Exploration (AME) from 2018 to 2024 and a director of Maverix Metals from 2020 to 2023. Ms. Hassan was also a highly ranked precious metals equity research analyst for over 13 years at a number of prominent Canadian investment dealers. Ms. Hassan began her career as mining engineer with Inco Limited and Placer Dome where she gained extensive experience in a wide variety of underground and open pit mining operations. Ms. Hassan is a Professional Engineer (Ontario) and holds a Bachelor of Science degree in Mining Engineering from Queen's University in Kingston, Ontario.

Ms. Hassan serves as Chair of the Sustainability and Technical Committee of the Company.
Common Shares Held			10,079

Other Securities Held
Type			Securities Held (#)
DSUs			172,964
Options			40,000

Americas Board and Committee Membership 2025		Attendance at Americas Board and Committee Meetings 2025	Other Public Board Memberships
Board S&T Committee		4 of 4 2 of 2	Orezone Gold Corporation

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SHIRLEY IN'T VELD
Director Western Australia, Australia
Age: 71	Status: Independent	Director since: August 6, 2025
Ms. In't Veld has over 30 years of career experience in mining, renewables and energy sectors and is currently a Director of Westgold Resources and Develop Global. Ms. In't Veld was formerly Deputy Chair of CSIRO (Commonwealth Science and Industrial Research Organisation) and a Director of Karora Resources, NBN Co. (National Broadband Network), Northern Star Resources, Perth Airport, DUET Group, Asciano Limited and Alcoa of Australia. Ms. In't Veld was also the Managing Director of Verve Energy (2007 - 2012) and, previously, served in senior roles at Alcoa of Australia, WMC Resources, Bond Corporation and BankWest Perth.

Ms. In't Veld serves as a member of the Compensation and Corporate Governance Committee and the Sustainability and Technical Committee of the Company.
Common Shares Held			Nil

Other Securities Held
Type			Securities Held (#)
DSUs			110,056
Options			40,000

Americas Board and Committee Membership 2025		Attendance at Americas Board and Committee Meetings 2025	Other Public Board Memberships
Board CCG Committee S&T Committee		2 of 3 1 of 1 1 of 1	Westgold Resources Limited Develop Global Limited

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BRADLEY R. KIPP
Director Ontario, Canada
Age: 62	Status: Independent	Director since: June 12, 2014
Mr. Kipp served as  a director of Haventree Bank, a federally regulated Schedule I Bank supervised by the Office of the Superintendent of Financial Institutions from June 2008 until his retirement from the board in March 2026. He served as Chair of the Audit Committee of Haventree Bank until March 2024, when he rotated off the committee upon reaching the term limit. Mr. Kipp was also a director of Shiny Health & Wellness Corp. (formerly ShinyBud Corp.) (TSXV: SNYB), until his resignation in September 2024. Mr. Kipp has over 30 years of experience in operations, corporate finance, and public company reporting within the financial services and mining sectors. Over the course of his career, he has served as Chief Financial Officer and/or director of several public companies listed on the Toronto Stock Exchange and the London AIM market. He is a member of the Chartered Professional Accountants of Canada and the CFA Institute.
Mr. Kipp serves as Chair of the Audit Committee of the Company since his appointment in June 2014.
Common Shares Held			11,500

Other Securities Held
Type			Securities Held (#)
DSUs			583,497
Options			290,000

Americas Board and Committee Membership 2025		Attendance at Americas Board and Committee Meetings 2025	Other Public Board Memberships
Board Audit Committee (Chair)		6 of 6 6 of 6	N/A

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GORDON E. PRIDHAM
Director Ontario, Canada
Age: 70	Status: Independent	Director since: November 10, 2008 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp. since November 10, 2008)
Mr. Pridham is Principal of Edgewater Capital. Mr. Pridham has over 25 years of experience in investment banking, capital markets, and corporate banking. He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions and has financed and advised companies in public and private markets across a broad range of industry sectors. He has served on over 17 boards of which he has chaired five. He is a graduate of the University of Toronto and the Institute of Corporate Directors program.

Mr. Pridham is a member of the Audit Committee.
Common Shares Held			67,931

Other Securities Held
Type			Securities Held (#)
DSUs			553,415
Options			100,000

Americas Board and Committee Membership 2025		Attendance at Americas Board and Committee Meetings 2025	Other Public Board Memberships
Board Audit Committee		6 of 6 6 of 6	N/A

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MERI VERLI
Director Ontario, Canada
Age: 64	Status: Independent	Director since: June 24, 2025
Ms. Verli is currently a Director and Chair of the Audit Committee of Culico Metals and was formerly a Director and Chair of the Audit Committee at Karora Resources from 2022 until its merger in 2024. She is an experienced senior financial executive with extensive background in financial management and reporting, mergers and acquisitions, risk management and strategy development. She is currently serving as Senior Advisor, Business Improvements at Discovery Silver since July 2024 and previously has served as Strategic Advisor at Agnico Eagle Mines following Kirkland Lake Gold's merger with Agnico, SVP, Business Operation Management Systems and SVP, Finance & Treasury at Kirkland Lake Gold and previously served as CFO of McEwen Mining and VP, Finance at Lake Shore Gold. She is a CPA and holds a PhD in Economic Sciences, a BSc. Geology & Engineering and a BSc. Economics from the University of Tirana, Albania.

Ms. Verli services as a member of the Audit Committee of the Company.
Common Shares Held			Nil

Other Securities Held
Type			Securities Held (#)
DSUs			147,947
Options			40,000

Americas Board and Committee Membership 2025		Attendance at Americas Board and Committee Meetings 2025	Other Public Board Memberships
Board Audit Committee		3 of 3 4 of 4	Culico Metals Inc.

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Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, as at the date of this Circular and within the 10 years before the date of this Circular, none of the Nominees:

(a) is, or has been, a director or officer of any company (including the Company), that while that person was acting in that capacity:

(i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an "Order") while the Nominee was serving as a director or chief executive officer or chief financial officer of the relevant company;

(ii) was the subject of an Order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and that resulted from an event that occurred while the Nominee was acting as a director, chief executive officer or chief financial officer of the company;

(iii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets while the Nominee was serving as a director or officer of the relevant company or within a year of the Nominee ceasing to act in that capacity; or

(b) has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

Mr. Kipp was a director of a wholly-owned subsidiary of Shiny Health & Wellness Corp. ("Shiny Health"), Shiny Bud Inc. ("Shiny Bud"), when, on May 28, 2024, Shiny Bud filed a Notice of Intention to Make a Proposal pursuant to the provisions of the Bankruptcy and Insolvency Act (Canada) (the "BIA"). On June 5, 2024, the Ontario Securities Commission issued a cease trade order in respect of each security of Shiny Health for not filing certain annual disclosure. Such cease trade order remains in effect. Subsequently, on November 25, 2024, Shiny Health made an assignment into bankruptcy pursuant to the BIA. Mr. Kipp resigned as director of Shiny Health & Wellness Corp. (formerly ShinyBud Corp.) (TSXV: SNYB) in September 2024.

Mr. Pridham, a Board member of the Company and a Nominee, was Chairman on the Board of CHC Student Housing Inc. ("CHC") when CHC was subject to a management cease trade order that was in effect for more than 30 consecutive days. On May 5, 2017, the Ontario Securities Commission (the "OSC") issued a management cease trade order against the securities of CHC until CHC prepared and filed its annual audited financial statements, management's discussion and analysis and related certifications for the period ended December 31, 2016. On July 4, 2017, the OSC revoked the management cease trade order after CHC filed all required records.

Penalties and Sanctions

To the Company's knowledge, none of the Nominees has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

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Additional Information regarding the Board

For additional information regarding the Company's Board, including compensation, corporate governance practices, independence and directorships of other public company boards, see "Statement of Executive & Director Compensation - Director Compensation" and "Statement of Corporate Governance Practices".

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Item 3 - Appointment of Auditor

The current auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario ("PwC"). At the Meeting, the holders of Common Shares will be requested to appoint PwC as auditors of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the auditors' remuneration.

Unless authority to do so is withheld or in the absence of instruction to the contrary, the persons named in the accompanying Form of Proxy intend to vote FOR the re-appointment of PwC as auditor of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

External Auditor's Service Fees

The fees billed by the Company's external auditor in the last two fiscal years for audit fees are as follows:

Financial Year	Audit Fees[1] (C$)	Audit Related Fees[2] (C$)	Tax Fees[3] (C$)	All Other Fees[4] (C$)
2024	904,150	Nil	Nil	Nil
2025	2,027,700	30,000	Nil	Nil

1. "Audit Fees" include fees necessary to perform the audit of the Company's consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2. "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit- related services include due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

3. "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit- Related Fees". This category includes fees for filing tax returns for U.S. subsidiary, tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

4. "All Other Fees" include fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company's external auditor, other than the services reported under clauses 1 to 3 above.

Additional information with respect to external auditor fees for past services is available in our annual information form for the year ended December 31, 2025 under the heading "Audit Committee - External Auditor Service Fees", which can be accessed under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

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STATEMENT OF EXECUTIVE & DIRECTOR COMPENSATION

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), the Company's executive compensation policies and practices, including information about the compensation of the Chief Executive Officer (the "CEO"), the Chief Financial Officer (the "CFO") and the three other most highly compensated officers of the Company, who served as executive officers of the Company during the financial year ended December 31, 2025 (collectively the "NEOs") are discussed in this section.

Compensation Discussion and Analysis

Unless otherwise noted the following discussion and analysis relates to fiscal year 2025.

Background

This Compensation Discussion and Analysis provides information regarding all significant elements of compensation paid, payable, granted, given or otherwise provided by the Company to the following NEOs:

(a) Paul Huet, Chairman and Chief Executive Officer;

(b) Warren Varga, Chief Financial Officer;

(c) Michael Doolin, Chief Operating Officer

(d) Peter McRae, Executive Vice President, Corporate and Legal Affairs

(e) Darren Blasutti, President, Mexican Operations

All dollar amounts referred to in this Circular are in Canadian dollars unless otherwise stated.

Role of Compensation and Corporate Governance Committee

The compensation program of the Company is administered by the Board with the assistance of the Compensation and Corporate Governance Committee ("CCG Committee"). For 2026, the CCG Committee currently consists of three directors, being Mr. Peter Goudie, as chairman, Ms. Shirley In't Veld and Mr. Scott Hand. Mr. Hand is not standing for re-election at the Meeting and following close of the Meeting will no longer be a member of the Board. All members of the CCG Committee are independent directors of the Company. The Board, with the assistance of the CCG Committee reviews and makes decisions in respect of compensation matters relating to senior executives and directors of the Company, ensuring consistent application of matters relating to remuneration, competitive compensation and policies to attract and retain talent and ensuring that executive remuneration is consistent with industry standards and best designed and implemented to support the achievement of the Company's goals. The CCG Committee reviews the Company's approach to human resource matters to ensure that the Company has appropriate policies in place to hire, develop and retain the human resources necessary to achieve the Company's goals and objectives.

The responsibilities of the CCG Committee include assisting the Board with respect to, among other things: (a) developing a compensation philosophy and policies; (b) reviewing and approving goals and objectives relevant to the Chief Executive Officer's compensation, evaluating the performance of the Chief Executive Officer in light of those goals and objectives and making recommendations to the Board for the Chief Executive Officer's compensation based on the evaluation; (c) reviewing and making certain determinations with respect to the compensation of senior executives other than the Chief Executive Officer; (d) succession planning in respect of senior management; (e) making recommendations to the Board with respect to the form of compensation of the directors; and (f) reviewing executive compensation disclosure.

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In addition to the CCG Committee members' general business experience, the following direct experience (and the skills gained from this experience) is also relevant to their responsibilities to make decisions on the suitability of the Company's compensation policies and practices.

  Peter Goudie. Mr. Goudie is currently retired from full-time employment. Mr. Goudie currently serves as Chairman of Culico Metals Inc. and served as a director of Karora Resources Inc. from July 2008 to August 2024. He was also Executive Vice President (Marketing) of Inco Limited and then Vale Inco from January 1997 to February 2008. Mr. Goudie was also responsible for the strategy, negotiation, construction and operation of Inco's joint venture production projects in Asia. He was employed with Inco since 1970 in increasingly more senior accounting and financial roles in Australia, Indonesia, Singapore and Hong Kong, before becoming Managing Director (later President and Managing Director) of Inco Pacific Ltd. in Hong Kong in 1988. He is an Australian CPA.

  Shirley In't Veld. Ms. In't Veld has over 30 years of career experience in mining, renewables and energy sectors and is currently a Director of Westgold Resources and Develop Global. Ms. In't Veld was formerly Deputy Chair of CSIRO (Commonwealth Science and Industrial Research Organisation) and a Director of Karora Resources, NBN Co. (National Broadband Network), Northern Star Resources, Perth Airport, DUET Group, Asciano Limited and Alcoa of Australia. Ms. In't Veld was also the Managing Director of Verve Energy (2007 - 2012) and, previously, served in senior roles at Alcoa of Australia WMC Resources, Bond Corporation and BankWest Perth.

The Company is a rapidly growing North American mining company producing silver, copper, lead, and antimony from high-grade operations in the U.S. and Mexico.  In December 2024, Americas acquired 100% ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott, former 40% Galena owner, becoming Americas' largest shareholder. This transaction consolidated Galena as a cornerstone U.S. silver asset and the nation's largest antimony mine (the "Galena Consolidation Transaction"). In December 2025, Americas acquired the fully permitted, past-producing Crescent Silver Mine (9 miles from Galena) with the world's 3rd highest-grade silver resource, creating significant potential future synergies through shared infrastructure and processing.  In February 2026, Americas formed a 51/49 joint venture with US Antimony to build a new antimony processing hub at Galena, creating a U.S. "mine-to-finished product" antimony solution.  Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Americas is fully funded to aggressively grow production at the Galena Complex, Crescent and in Mexico with an aim to be a leading North American silver producer and a key source of U.S.-produced antimony. The Company seeks to be a strong and supportive partner in our communities, and to our employees, shareholders and partners, by consistently creating sustainable value through the safe and responsible exploration, development, operation and (when appropriate) closure of our mining assets, while being committed to strong governance and enhancing the role of the minerals and metals sector to global sustainable development.

The CCG Committee and Board recognize that the Company's NEOs are critical to the achievement of the company's overall strategy and vison, and that compensation plays an important role in achieving the short-term and long-term objectives that ultimately drive success and shareholder value.

The CCG Committee, on behalf of the Company, has, from time to time, engaged an independent consulting firm (the "Compensation Consultant") to advise and assist in the development of compensation policies and benchmarking of executive and directors' remuneration. This includes working with the CCG Committee and Board to identify an appropriate peer group to be used for executive compensation benchmarking. The CCG Committee considers the results of benchmarking exercises and makes related NEO and Director compensation recommendations to the Board. The Compensation Consultant also assists the CCG Committee with respect to executive and Board compensation matters. During 2025, The Human Well served as a Compensation Consultant.

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The table below sets forth the consideration paid to The Human Well as Compensation Consultant during the two most recently completed financial years.

Fees of Compensation Consultants and Advisors	Year ended Dec 31,2024	Year ended Dec 31, 2025
Executive Compensation-Related Fees	N/A	C$27,685.00
All Other Fees	N/A	N/A

Compensation Policies

The CCG Committee develops compensation policies, which are reviewed and approved by the Board, to guide compensation decisions made by the CCG Committee and Board. The Company's policies reflect the Board's philosophy regarding executive compensation:

  General Philosophy and Approach - As a fundamental guiding principle, the Company believes in fair and equitable compensation and treatment for all of its employees. The Committee also acknowledges the importance of compensation as being one of the key factors (albeit not the only consideration) in attracting and retaining high-performance executives capable of achieving the Company's growth, safety and other key objectives. The Company uses market data for comparable roles in assessing and making compensation-related decisions, while acknowledging that such decisions will generally also be based on a number of other factors.

  Preferred Employer - The Company strives to attract superior employees and Board members by being viewed by potential candidates as a desirable employer.

  Organizational Clarity - The Company strives for clearly defined roles and responsibilities within a logical organizational structure supported by comprehensive succession and recruitment plans as part of an underlying positive work culture.

  Competitiveness - The Company's intent is to set competitive total compensation opportunities generally and starting with its executives who report directly to the CEO (collectively, "Executives").

  Performance - The CCG Committee discusses with management the assessment of executive performance, and such performance assessments are an important consideration in determining the level of compensation. The Company believes in setting clear performance objectives and these objectives are discussed with and approved by the CCG Committee. These objectives are used to determine incentive bonus rewards.

Following the Galena Consolidation Transaction, the Company made changes to its compensation philosophy, policies and practices, including by the adoption of a Human Resources and Compensation Policy that was approved on March 25, 2025. This Policy, which is reviewed annually and updated as necessary (subject to Board review and approval), was developed with the CCG Committee and covers the oversight and governance of the attraction, retention and compensation of executives. It also sets out the Company's philosophy, policy and practice for the management of executive talent. Under the Policy, total compensation for NEOs (including base salary, short-term incentives and long-term incentives) is targeted at the 75th percentile of the peer group (as further detailed below). The implementation of this target and policy, which the CCG Committee and Board viewed as necessary to re-position the Company's compensation practices to attract and retain the type of executive-level management team that could drive achievement of the Company's corporate objectives, resulted in the changes to NEO compensation that are detailed further below.

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Elements of Compensation

Compensation paid to the NEOs for the financial year ended December 31, 20225 comprised the following components:

Base Salary

Base salary is designed to remunerate the NEOs for discharging their duties and responsibilities and therefore takes into account the position and responsibilities of the NEO, previous experience, prior performance and anticipated contribution.

Short-term Incentive Compensation

In addition to base salary, the NEOs are eligible to receive an annual incentive based on the achievement of annual performance objectives. The Chief Executive Officer proposes annual objectives, which are reviewed and discussed with the CCG Committee, and upon agreement recommended to the Board for approval. These corporate objectives are developed by the Chief Executive Officer with the CCG Committee and are subject to the approval of the Board. The target incentive for each NEO is expressed as a percentage of base salary.

The CCG Committee reviews the performance of the Chief Executive Officer, with input from the Board, and the performance of the NEOs, with input from the Chief Executive Officer, based on deliverables against objectives. The CCG Committee and Board considered all these factors as well as the financial position of the Company and the need to retain the key talent in the organization when awarding annual incentive payments. For 2025, the key overall corporate objectives established for the Chief Executive Officer and the NEOs focused on (i) the health and safety of the Company's employees and contractors, (ii) environmental, social, governance (ESG), (iii) production, (iv) all in sustaining costs, (v) certain strategic initiatives and (vi) total free cash flow. See "Short-Term Incentive Awards - Performance Scores" below.

Long-term Incentive Compensation (Share-Based Incentive Awards Program)

Long-term incentives are intended to align the interests of NEOs with the long-term interests of shareholders by motivating NEOs to increase shareholder value over time. Such incentives also serve as an important retention tool for the Company's senior management. Targets for long-term incentives are benchmarked to the comparator group and are expressed as a percentage of base salary. Such targets consider the value of the NEO's contribution to the long-term success of the Company and the percentage of compensation that the CCG Committee determines should be at risk. The Company updated its long-term incentives program in 2025 to better align with shareholder interests, with 50% of long-term incentive ("LTI") awards made to management in the form of performance share units ("PSUs") and 50% of the LTI grants made to management in the form of three-year time vested restricted share units ("RSUs"). The change in the composition of the LTI awards did not affect the value at the time of grant of such awards made to management. Under the Company's PSU framework, on each of the first three anniversary dates of the date of a PSU grant to a participant, 1/3 of the PSUs will vest and be redeemed based on and subject to the share price performance of the Company's common shares as compared to the applicable index (i.e., the GDXJ) during the applicable performance  period. Such vesting and redemption occurs as follows:

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  if, during the performance period, the Company's relative share price performance is 125% or more than the index's performance during the period, then the performance factor is 150% (and, for example, 100 PSUs will be redeemed and settled with 150 shares of the Company;

  if, during the performance period, the Company's relative share price performance is 75% or less than the index's performance during the period, then the performance factor is 50% (and, for example, 100 PSUs will be redeemed and settled with 50 shares of the Company);

  if, during the performance period, the Company's relative share price performance is more than 75% and less than 125% of the index's performance during the period, then the performance factor will correspond to such relative share price performance (for example, in the event Company's share price performance during the subject period is 90% of the index, 100 PSUs will be redeemed and settled with 90 shares of the Company).

PSUs are also subject to a performance limit, such that if total shareholder return ("TSR") in any individual performance period is negative, then the performance factor will be capped at 100% regardless of relative share price performance during the period. For example, if during a period the Company's shares outperform the index by 5% but TSR during such period is -2%, then the performance factor is reduced from 105% to 100% (and 100 PSUs will be redeemed and settled with 100 shares of the Company).

RSUs and PSUs are issuable under the Share Incentive Plan (as defined below), which also allows for the issuance of Options, deferred share units ("DSUs"), share appreciation rights ("SARs") and other share-based awards. For additional information regarding Options and Awards, please see "Incentive Plan Awards - Share Incentive Plan".

Perquisites and Benefits

The Company provides basic perquisites and benefits to its NEOs, depending on the jurisdiction they are employed, including health and dental benefits, life insurance, and contribution to government-mandated public pension plans or (in the case of U.S. employees) to 401(k) plans. The total value of such perquisites and benefits for each NEO was less than less than C$25,000 for those employed in Canada and less than US$60,000 for those employed in the United States. No individual item of perquisites or other personal benefits constituted more than 25% of the total value of perquisites and other personal benefits provided to any NEO (in the applicable local currency) in 2025. All of the NEOs, have termination and change of control provisions in their employment agreements. The Company does not provide a private pension plan for NEOs.

Risks Associated with the Company's Compensation Policies and Practices

The CCG Committee manages the Company's compensation policies and practices and provides oversight to ensure that senior executives consider the risks associated with their decisions and actions. The CCG Committee is confident that these policies and practices, along with its overview, ensure that NEO incentives do not motivate the taking of inappropriate or excessive risk. Policy features include:

  quantitative metrics are used to determine the amount of Awards to NEOs under the Company's Share Incentive Plan;

  all LTI, which is delivered in RSUs and PSUs, is earned over time and in the case of PSUs is dependent upon relative performance of the Company's common shares to its peer group;

  a comprehensive Code of Business Conduct and Ethics and a Whistleblower Policy that encourages reporting of imprudent corporate behaviour;

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  a Compensation and Corporate Governance Committee that is comprised entirely of independent directors; and

  that NEOs are subject to a clawback policy providing for the recovery of certain incentive compensation paid to the executive officers and other members of management in cases of a material restatement of the Company's financial statements. See description of "Clawback Policy" below.

NEO Purchases of Financial Instruments

Pursuant to the terms of the Company's Corporate Disclosure and Securities Trading Policy, all trades in the Company's securities by personnel, including NEOs and directors, must be pre-approved by the CEO or CFO. Personnel are also prohibited from selling securities of the Company's short or buying or selling call or put options or other derivatives in respect of the Company's securities, and from entering into other transactions that have the effect of hedging the economic value of any direct or indirect interests of such personnel in the equity of the Company.

****

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Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in Common Shares during the period commencing on January 1, 2021 and ending on December 31, 2025 with the cumulative total return of the S&P/TSX Composite Index, the VanEck Junior Gold Miners ETF (GDXJ) and, the Global X Silver Miners ETF (SIL) during the same period.

	Jan-21 (C$)	Dec-21 (C$)	Dec-22 (C$)	Dec-23 (C$)	Dec-24 (C$)	Dec-25 (C$)
Americas Gold and Silver Corp.	100	24	18	8	13	65
S&P/TSX Composite Index	100	122	111	120	142	182
VanEck Junior Gold Miners ETF (GDXJ)	100	76	66	70	79	210
Global X Silver Miners ETF (SIL)	100	80	62	62	70	183

The Company's relative share price performance in 2025 is noteworthy - Americas shares increased by 403% during the year, as compared to increases of 28% for the S&P/TSX Composite Index, 166% for the GDXJ and of and 163% for the SIL.

The VanEck Junior Gold Miners ETF (GDXJ) tracks a market-cap-weighted index of global gold- and silver-mining firms, focusing on small caps. The Global X Silver Miners ETF (SIL) is tracks the Solactive Global Silver Miners Index and is designed to reflect the performance of selected publicly traded companies globally that are actively engaged in some aspect of the silver mining industry such as silver mining, refining or exploration. The S&P/TSX Composite Index is both broadly representative and an investable index. As such, it is difficult to directly compare the Corporation's NEO compensation with the trends reflected in the graph above (many members of this index are diversified, dividend paying and have much larger market capitalizations).

The Company's executive compensation package is designed to attract, retain and motivate high-performing senior executives with the skills and experience necessary to achieve the Corporation's strategy and grow the business through both adverse and favourable economic cycles. A significant portion of NEO compensation is based on long-term incentives with the ultimate value tied directly to the Corporation's share price performance.

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During the period commencing on January 1, 2021 and ending on December 31, 2025, the Company's cumulative Shareholder return trends generally under-performed in terms of overall trends with the cumulative return of each of the S&P/TSX Composite Index, GDXJ ETF and SIL ETF trends during the same period, primarily due to the shareholder return experienced over calendar 2022, 2023 and 2024 as the Corporation sharpened its focus on being primarily a silver producer to reflect its production profile. During 2025, the Company's focus on silver resulted in a strong outperformance relative to comparable benchmark indices. A portion of the Executive compensation is always tied to the Company's overall share performance. See "Summary Compensation Table" at page 36. The S&P/TSX Composite Index is an index of the stock prices of the largest companies on the TSX as measured by market capitalization. Stocks included in this index cover all sectors of the economy and the S&P/TSX Composite Index has traditionally been heavily weighted towards financial stocks. In addition, global commodity prices, world economic conditions, and general market conditions are significant factors affecting stock market performance, which are beyond the control of the Company's Executives.

Short-Term Incentive Awards - Performance Scores

Individual performance is assessed on performance relative to the goals and objectives determined at the beginning of the year, based on high-priority overall corporate objectives ("Corporate Objectives").

In assessing corporate performance, it is recognized that executive officers cannot control certain factors, such as interest rates and the market prices for silver produced by the Company. When applying the corporate performance criteria, the CCG Committee will generally focus on factors over which the executive officers can exercise control, such as achievement of production targets, control of costs, safety performance and the enhancement of competitive and business prospects of the Company. In determining payout targets, the CCG Committee considers other similar companies in the mining industry.

In assessing the 2025 personal performance score used for determining short term incentive plan ("STI") awards, the CCG Committee evaluated progress against the Corporate Objectives for all NEOs. STI awards were determined based on what the CCG Committee determined to be weightings of corporate objectives and with reference to current target STI levels (i.e., which are expressed as a % of base salary).

For each of the Corporate Objectives, the CCG Committee adopted graduated scale of payout percentages based on meeting or exceeding such targets, with payout percentages for each corporate objective, based on the Company's performance against the specified target ranges. In all cases, the CCG Committee retained the ability to make any discretionary adjustments it deemed to be appropriate, taking into account all factors and circumstances.

The following sets out the established Corporate Objectives for the Company for 2025, actual results for 2025, along with the scale (where applicable) of payout percentages for each objective and payout score assigned for each objective based on the Company's 2025 performance against such metrics.

Corporate Objectives	2025 Objectives	2025 Actual	Scale of Payout Percentage						2025 Payout Score
			0%	50%	75%	100%	125%	150%
Health & Safety	25% reduction in applicable lost time rates	52% reduction (achieved - 108%)	20%	10% to -20%	5% to -10%	-5% to -+5%	5% to -15%	>15%	150%
Environmental	2 or less Reportable Incidents	1 Reportable Incident (achieved - 150%)	<50%	50% - 75%	75% - 90%	90% - 110%	110% -125%	>125%	150%
Production (Ounces)	2.8 million ounces	2.63 million ounces (partial - 94%)	<90%	90%-95%	95% - 97.5%	97.5%-102.5%	102.5%- 110%	>110%	50%

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All-In- Sustaining Costs	US$28 per ounce	US$36 per ounce (failed to achieve - 128%)	>110%	105%-110%	102.5%- 105%	97.5%-102.5%	90% -97.5%	<90%	0%
Strategic Growth Initiatives	Completion of a Specified list of key projects on time1	Achieved (100%)	<50%	50% -75%	75% -90%	90% -110%	110% -125%	>125%	100%
Cash2	-$US13.7 million	-US$18.0 million (failed to achieve - 76%)	<90%	90% -95%	95% -97.5%	97.5%-102.5%	102.5%- 110%	>110%	0%

1. Including: completion of updated life of mine plan, risk register, ESG materiality assessment and antimony testwork.

2. Defined for this purpose as operating cashflow after capital investments and exploration.

The following shows the weighting given by the CCG Committee to each corporate objective in the table below. The score awarded by the CCG Committee in respect of each objective (as determined by the scoring scale) and the resulting weighted scores and total weighted average score.

Corporate Objectives	Weight (A)	Score (B)	Weighed Score (A x B)
Health & Safety	20%	150%	30%
Environmental	10%	150%	15%
Production	25%	50%	12.5%
All-In- Sustaining Costs	20%	0%	0%
Strategic Growth Initiative	10%	100%	10%
Cash	15%	0%	0%
TOTAL			67.5%

The total weighted score, based on the CCG Committee's assessment of the Corporation's performance in respect of all corporate objectives was 67.5% for 2025.

Short-Term Incentive Awards - Target Bonus Rate and Payout Amounts

In 2025, target bonus rates for each NEO were set by reference to the applicable target rates in the NEO's employment contract.  Such target bonus rates, along with the calculated bonus amounts, are shown below.

Name of NEO	Reference Salary1	Target Bonus Rate	Target Bonus	Corporate Objectives Score	Total 2025 STI Bonus2
Joseph Andre Paul Huet Chairman and Chief Executive Officer	US$550,000	125%	US$687,500	67.5%	US$464,063
Warren Varga Chief Financial Officer	C$400,000	75%	C$300,000	67.5%	C$202,050
Michael Doolin Chief Operating Officer	US$375,000	75%	US$281,250	67.5%	US$189,844
Darren Blasutti President, Mexican Operations3	N/A	N/A	N/A	N/A	N/A
Peter McRae Executive Vice President, Corporate and Legal Affairs	C$372,000	75%	C$281,250	67.5%	C$188,325

1. Annual salaries at the time of grant were applied for purposes of this calculation.

2. These bonuses are included in the below NEO Summary Compensation Table (for all NEOs) for 2025 under "Non-equity discretionary annual incentive plan".

3. Mr. Blasutti was not paid a bonus in respect of 2025.

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Special Bonus - Significant 2025 Achievements

2025 was a highly successful year for the Company on several fronts that were not contemplated when objectives and targets were set for the year's short-term incentive program. These included the acquisition of the Crescent Mine, the US$132 million bought deal equity financing announced with the announcement of the Crescent Mine acquisition (which equity financing, along with the US$100 million debt commitment announced by the Company in June 2025, transformed and materially de-risked the Company's balance sheet), achieving record annual production at the Company's Cosola Mine located in Mexico, and the significant progress made to put the Company's Galena Mine on a footing to significantly grow production over the next five years. Recognizing that these significant efforts and achievements were not properly reflected in the above-described scorecard results, the Board approved an extraordinary bonus for its executives, as listed below by NEO.

Name of NEO	Reference Salary1	Special Bonus Rate	Special Bonus Amount2
Joseph Andre Paul Huet Chairman and Chief Executive Officer	US$550,000	41%	US$225,500
Warren Varga Chief Financial Officer	C$400,000	25%	C$100,000
Michael Doolin Chief Operating Officer	US$375,000	25%	US$93,750
Darren Blasutti President, Mexican Operations3	N/A	N/A	N/A
Peter McRae Executive Vice President, Corporate and Legal Affairs	C$372,000	25%	C$93,000

1. Annual salaries at the time of grant were applied for purposes of this calculation.

2. These bonuses are included in the below NEO Summary Compensation Table (for all NEOs) for 2025 under "All other compensation".

3. Mr. Blasutti was not paid this special bonus.

Long-Term Incentives - Target Awards and Payout Amounts

As highlighted above, long-term incentives are intended to align the interests of NEOs with the long-term interests of shareholders and serve as an important retention tool for the Company's senior management.

In 2025, the Company updated its long-term incentives program to align with shareholder interests, with 50% of awards made to management in the form of performance shares units ("PSUs") with vesting levels determined by reference to relative share performance, and the remaining 50% of awards made to management were made in the form of three year time vested RSUs. The targets for long-term incentive grants, expressed as a percentage of base salary, along with the calculated grant amounts, are shown below by NEO.

Name of NEO	Reference Salary1	Target Award as % of Salary	Actual Award as % of Salary	LTI Award Value2	Number of RSUs3	Number of PSUs3
Joseph Andre Paul Huet Chairman and Chief Executive Officer	US$550,000	250%	250%	US$1,375,000	276,784	276,783
Warren Varga Chief Financial Officer	C$400,000	100%	100%	C$400,000	58,309	58,308
Michael Doolin Chief Operating Officer	US$375,000	100%	100%	US$375,000	75,486	75,485
Darren Blasutti President, Mexican Operations	C$410,000	100%	73%	C$300,000	43,731	43,731
Peter McRae Executive Vice President, Corporate and Legal Affairs	C$372,000	100%	100%	C$372,000	54,227	54,227

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1. Annual salaries at the time of grant were applied for purposes of this calculation.

2. The value of these 2025 grants are included in the below NEO Summary Compensation Table (for all NEOs) as "Share-based awards".

3. The number of RSUs and PSUs granted to NEOs as listed in this table were calculated based on a share price of C$3.43 per share. Where applicable, US$ entitlements were converted into C$s at an exchange rate of 1.3809:1.00. RSUs and PSUs are settled for Common Shares in the Company only.

NEO Summary Compensation Table

The following table (presented in accordance with Form 51-102F6 - Statement of Executive Compensation ("Form 51-102F6") under National Instrument 51-102 -Continuous Disclosure Obligations ("NI 51-102")) sets forth all direct and indirect compensation for, or in connection with, services provided to the Company for the financial years ended December 31, 2025, 2024, and 2023 in respect of the Chief Executive Officer, the Chief Financial Officer, two executive officers, and one former executive officer of the Company (the NEOs).

Name and Principal position	Year	Salary	Non-equity discretionary annual incentive plan	Share- based awards	Option-based awards[1]	All other compensation	Total Compensation
Joseph Andre Paul Huet2 Chairman & Chief Executive Officer	2025	US$550,000	US$464,063	US$1,375,000	Nil	US$258,000	US$2,647,063
	2024	US$70,255	Nil	Nil	US$146,079	Nil	US$216,334
Warren Varga3 Chief Financial Officer	2025	C$400,000	C$202,500	C$400,000	Nil	C$100,000	C$1,102,500
	2024	C$244,561	C$348,135	Nil	C$105,418	C$3,756	C$701,870
	2023	C$240,794	C$54,178	Nil	C$202,761	C$3,694	C$501,427
Michael Doolin4 Chief Operating Officer	2025	US375,000	US$198,844	US$375,000	Nil	US$126,250	US$1,075,094
	2024	US$11,538	Nil	Nil	US$62,606	Nil	US$74,144
Darren Blasutti5 President, Mexican Operations	2025	C$341,667	Nil	C$300,000	Nil	Nil	C$641,667
	2024	C$299,313	C$365,017	Nil	C$152,569	C$3,756	C$820,655
	2023	C$303,771	C$91,131	Nil	C$326,353	C$3,694	C$724,949
Peter McRae6 Executive Vice President, Corporate and Legal Affairs	2025	C$372,000	C$188,325	C$372,000	Nil	C$93,000	C$1,025,325
	2024	C$226,310	C$247,481	Nil	C$83,961	C$3,756	C$561,508
	2023	C$222,271	C$27,783	Nil	C$147,851	C$3,694	C$401,599

1. Granted in respect of the covered year. The fair value of option-based awards is determined in accordance with 'IFRS 2 Share-based payment' of International Financial Reporting Standards ("IFRS"). The Company uses the Black-Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company's Common Share and option-based awards. Sums in this column are not cash but are fair market value of the Options granted on the date of grant.

2. Mr. Huet receives compensation in his capacity as Chairman and Chief Executive Officer and does not receive additional compensation for his role as a director of the Corporation.

Salary. Mr. Huet's 2025 base salary was US$550,000 per annum.

Non-equity incentive plan compensation. Represents the total short-term incentive award made to Mr. Huet (see above table under "Short-Term Incentive Awards - Target Bonus Rate and Payout Amounts").

Share-based awards. Represents the long-term incentive award made to Mr. Huet (see above table under "Long Term Incentives - Target Awards and Payout Amounts" for 2025 grant amounts).

All other compensation. In respect of 2025, this includes (i) the special bonus approved by the Board to recognize the significant efforts and achievements of management that were not properly reflected in the scorecard completed in respect the 2025 corporate objectives and related bonus calculation (see above under "Special Bonus - Significant 2025 Achievements", and (ii) 401(k) contributions of US$32,500.

Extraordinary Amounts. On January 1, 2025, Mr. Huet received an extraordinary "start grant" of RSUs and options (i.e., the start of the new management team) valued at a total of US$2,769,874. Such grants, comprised of 1,000,000 options with an exercise price of C$1.3750 (the market price of the Company's shares at the time of grant) and 2,300,000 RSUs, was made to provide Mr. Huet with a high level of equity incentive and further align him with the Company's shareholders. Given that the grant is non-recurring in subsequent years (i.e. in years after 2025), these amounts are not included in the above NEO Summary Compensation Table (as inclusion would distort a comparison of compensation in subsequent years to current year).

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3. Mr. Varga receives compensation in his capacity as Chief Financial Officer.

Salary. Mr. Varga's 2025 base salary was C$400,000 per annum.

Non-equity incentive plan compensation. Represents the total short-term incentive award made to Mr. Varga (see above table under "Short-Term Incentive Awards - Target Bonus Rate and Payout Amounts").

Share-based awards. Represents the long-term incentive award made to Mr. Varga (see above table under "Long Term Incentives - Target Awards and Payout Amounts" for 2025 grant amounts).

All other compensation. In respect of 2025, this includes the special bonus approved by the Board to recognize the significant efforts and achievements of management that were not properly reflected in the scorecard completed in respect the 2025 corporate objectives and related bonus calculation (see above under "Special Bonus - Significant 2025 Achievements".

Extraordinary Amounts. (i) On January 1, 2025, Mr. Varga received an extraordinary "start grant" of RSUs and options (i.e., the start of the new management team) valued at a total of US$787,086. Such grants, comprised of 240,000 options with an exercise price of C$1.3750 (the market price of the Company's shares at the time of grant) and 680,000 RSUs, was made to provide Mr. Varga with a high level of equity incentive and further align him with the Company's shareholders; and (ii) As a result of the corporate transactions completed by the Corporation on December 19, 2024, Mr. Varga became entitled to a change of control payment in the amount of C$1,423,750. This amount was settled in 2025 with a grant of fully vested share-settled RSUs. Given that the grants are extraordinary and non-recurring in subsequent years (i.e. in years after 2025), these amounts are not included in the above NEO Summary Compensation Table (as inclusion would distort a comparison of compensation in subsequent years to current year).

4. Mr. Doolin receives compensation in his capacity as Chief Operating Officer.

Salary. Mr. Doolin's 2025 base salary was US$375,000 per annum.

Non-equity incentive plan compensation. Represents the total short-term incentive award made to Mr. Doolin (see above table under "Short-Term Incentive Awards - Target Bonus Rate and Payout Amounts").

Share-based awards. Represents the long-term incentive award made to Mr. Doolin (see above table under "Long Term Incentives - Target Awards and Payout Amounts" for 2025 grant amounts).

All other compensation. In respect of 2025, this includes (i) the special bonus approved by the Board to recognize the significant efforts and achievements of management that were not properly reflected in the scorecard completed in respect the 2025 corporate objectives and related bonus calculation (see above under "Special Bonus - Significant 2025 Achievements", and (ii) 401(k) contributions of US$32,500.

Extraordinary Amounts. On January 1, 2025, Mr. Doolin received an extraordinary "start grant" of RSUs and options (i.e., the start of the new management team) valued at a total of US$1,337,158. Such grants, comprised of 500,000 options with an exercise price of C$1.3750 (the market price of the Company's shares at the time of grant) and 1,100,000 RSUs, was made to provide Mr. Doolin with a high level of equity incentive and further align him with the Company's shareholders. Given that the grant is non-recurring in subsequent years (i.e. in years after 2025), these amounts are not included in the above NEO Summary Compensation Table (as inclusion would distort a comparison of compensation in subsequent years to current year).

5. Mr. Blasutti receives compensation in his capacity as President, Mexican Operations.

Salary. Mr. Blasutti's 2025 base salary was C$410,000. He ceased to be an employee of the Company as of October 31, 2025. He received total employment income of C$341,667 in 2025. As of November 1, 2025, Mr. Blasutti was engaged as a consultant and is paid C$7,500 per month for such services.

Non-equity incentive plan compensation. No short-term incentive award was made to Mr. Blasutti in respect of 2025.

Share-based awards. Represents the long-term incentive award made to Mr. Blasutti (see above table under "Long Term Incentives - Target Awards and Payout Amounts" for 2025 grant amounts).

Extraordinary Amounts. On January 1, 2025, Mr. Blasutti received an extraordinary "start grant" of RSUs and options (i.e., the start of the new management team) valued at a total of US$305,521. Such grants, comprised of 200,000 options with an exercise price of C$1.3750 (the market price of the Company's shares at the time of grant) and 200,000 RSUs, was made to provide Mr. Blasutti with a high level of equity incentive and further align him with the Company's shareholders. Given that the grant is non-recurring in subsequent years (i.e. in years after 2025), these amounts are not included in the above NEO Summary Compensation Table (as inclusion would distort a comparison of compensation in subsequent years to current year).

6. Mr. McRae receives compensation in his capacity as Executive Vice President, Corporate, and Legal Affairs.

Salary. Mr. McRae 's 2025 base salary was C$372,000 per annum.

Non-equity incentive plan compensation. Represents the total short-term incentive award made to Mr. McRae (see above table under "Short-Term Incentive Awards - Target Bonus Rate and Payout Amounts").

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Share-based awards. Represents the long-term incentive award made to Mr. McRae (see above table under "Long Term Incentives - Target Awards and Payout Amounts" for 2025 grant amounts).

All other compensation. In respect of 2025, this includes the special bonus approved by the Board to recognize the significant efforts and achievements of management that were not properly reflected in the scorecard completed in respect the 2025 corporate objectives and related bonus calculation (see above under "Special Bonus - Significant 2025 Achievements".

Extraordinary Amounts. (i) On January 1, 2025, Mr. McRae received an extraordinary "start grant" of RSUs and options (i.e., the start of the new management team) valued at a total of US$672,415. Such grants, comprised of 240,000 options with an exercise price of C$1.3750 (the market price of the Company's shares at the time of grant) and 560,000 RSUs, was made to provide Mr. McRae with a high level of equity incentive and further align him with the Company's shareholders; and (ii) As a result of the corporate transactions completed by the Corporation on December 19, 2024, Mr. McRae became entitled to a change of control payment in the amount of C$1,178,000. This amount was settled in 2025 with a grant of fully vested share-settled RSUs. Given that the grants are extraordinary and non-recurring in subsequent years (i.e. in years after 2025), these amounts are not included in the above NEO Summary Compensation Table (as inclusion would distort a comparison of compensation in subsequent years to current year).

Defined Benefit or Actuarial Plan Disclosure

Other than the 401(k) plan contributions (for U.S. employees) and contributions to government mandated public pension plans described above under "Perquisites and Benefits", the Company does not provide retirement benefits for its directors or officers at this time.

****

_____________________________

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Incentive Plan Awards

Share-Based Awards and Option-Based Awards as at December 31, 2025

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ending December 31, 2025. The following table sets forth for each NEO all Awards outstanding at the end of the most recently completed financial year ended December 31, 2025, including Awards granted before the most recently completed financial year that remained outstanding on December 31, 2025. All dollar figures are in Canadian dollars.

OPTION-BASED AWARDS					SHARE-BASED AWARDS (RSUs and PSUs) [2]
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the-money Options [1]	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	(#)	(C$)		(C$)	(#)	(C$)	(C$)
Joseph Andre Paul Huet Chairman and Chief Executive Officer	1,000,000	1.38	01/01/2030	Nil	2,853,567	2,312.145	Nil
Darren Blasutti President, Mexican Operations	360,000 280,000 200,000	0.78 1.38 1.38	12/19/2026 10/15/2027 01/01/2030	2,255,400 1,057,463 Nil	287,462	230,787	Nil
Warren Varga Chief Financial Officer	50,000 240,000 210,000 240,000	2.25 0.78 1.38 1.38	01/12/2026 12/19/2026 10/15/2027 01/01/2030	239,500 1,503,600 793,100 Nil	796,617	648,026	Nil
Peter McRae Executive Vice President, Corporate and Legal Affairs	53,334 210,000 240,000	0.78 1.38 1.38	12/01/2026 10/15/2027 01/01/2030	334,138 793,100 Nil	668,454	543,056	Nil
Michael Doolin Chief Operating Officer	300,000 500,00	1.38 1.38	15/10/2027 01/01/2030	1,133,000 Nil	1250972	1,019,795	Nil

1. Calculated based on the difference between C$7.04, the closing price of the Common Shares on the TSX on December 31, 2025, and the exercise price of the options.

2. Amounts stated in this section represent the total of RSUs and PSUs. The RSUs are redeemable for Common Shares of the Company or cash (at the Company's option). The market payout value is based on the closing price at December 31, 2025. See "Long-term Incentive Compensation" and "Securities Authorized for Issuance Under Equity Compensation Plans" Section in this Circular for further information.

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Incentive Plan Awards-Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned during the most recently completed financial year ended December 31, 2025 for each incentive plan award. All dollar figures are in Canadian dollars.

Name of NEO	Option-based awards- Value vested during the year[1] (C$)	Share-based awards- Value vested during the year[2] (C$)	Non-equity incentive plan compensation-Value earned during the year[3] (C$)
Joseph Andre Paul Huet Chairman and Chief Executive Officer	2,643,663	231,2145	964,063
Darren Blasutti President, Mexican Operations	3,312,863	230,786	Nil
Warren Varga Chief Financial Officer	2,536,200	2,071,775[4]	422,695
Peter McRae Executive Vice President, Corporate and Legal Affairs	1,127,238	1,721,057[5]	393,106
Michael Doolin Chief Operating Officer	1,133,000	101,9795	396,276

1. Calculated using the difference between the exercise price and the closing price of the Common Shares of the Company on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

2. RSUs and PSUs are settled for Common Shares in the Company only.

3. These amounts represent cash bonuses earned or paid to the NEOs, relating to performance as determined at the discretion of the CCG Committee.

4. As a result of the corporate transactions completed by the Corporation on December 19, 2024, Mr. McRae became entitled to a change of control payment in the amount of C$1,423,750. This amount, which is included in this table, was settled in 2025 with a grant of fully vested share-settled RSUs.

5. As a result of the corporate transactions completed by the Corporation on December 19, 2024, Mr. McRae became entitled to a change of control payment in the amount of C$1,178,000. This amount, which is included in this table, was settled in 2025 with a grant of fully vested share-settled RSUs.

Burn Rate

In accordance with the rules of the TSX, the following table sets out the annual burn rate for the Share Incentive Plan for the three prior fiscal years, expressed as a percentage of the number of securities granted under the Share Incentive Plan in each fiscal year over the weighted average number of common shares outstanding at the applicable year end:

Year	Options Granted	RSUs Granted	PSUs Granted	DSUs Granted	Total Securities Granted	Weighted Average Number of Shares Outstanding as at December 31	Burn Rate (Total Securities Granted / Shares Outstanding)
2025	3,940,000	9,913,546	1,140,730	2,639,139	17,633,415	267,336,954	6.59%
2024	9,050,000	234,076	-	1,183,363	10,467,439	264,918,734	3.95%
2023	8,200,000	-	-	970,485	9,170,485	212,701,865	4.31%
Three Year Average Annual Burn Rate							4.95%

1. The above burn rates have been calculated using TSX's prescribed methodology. Under that methodology, the burn rate is the number of awards granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares outstanding for the applicable fiscal year calculated in accordance with the CPA Canada Handbook.

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Share Incentive Plan

Termination and Change of Control Benefits

Termination without Cause

If Mr. Huet, , Mr. Varga, Mr. Doolin, or Mr. McRae is terminated without cause, such NEO will be entitled to payment that is calculated with reference to his base salary and highest annual STI for the three previously completed fiscal years or STI target as applicable (as described in the table below) in a lump sum or by salary continuation. Such NEO's benefits coverage will continue until the end of the compensation period. Vesting of Options and other Awards is accelerated on a complete or partial basis on a termination without cause.

For illustrative purposes, a termination without cause occurred on December 31, 2025, and the applicable multiple and cash amount payable.

Name	Multiple	Aggregate Amount Payable ($)
Paul Huet	2 times	2,479,400.00
Darren Blasutti1	N/A	N/A
Warren Varga	1 times	588,563.97
Michael Doolin	1 times	658,500.00
Peter McRae	1 times	547,364.49

1. See Note #5 to "NEO Summary Compensation Table". The terms of Mr. Blasutti's consulting agreement do not provide for such termination entitlements.

Termination on a Change of Control

In the event of a change of control of the Company and a termination of the Mr. Huet , Mr. Varga, Mr. Doolin, or Mr. McRae's employment during the 12 month period following such change of control (including by constructive dismissal), such NEO will be entitled to a lump sum payment of multiple (2.5 times, or 30 months, in the case of the Chairman and CEO, and 2 times, or 24 months, in the case of the others) of the NEO's base salary for the three previously completed fiscal years or STI target as applicable. The NEO's are also entitled to have their benefits coverage continue until the end of the compensation period. Vesting of Options and other Awards is accelerated on a complete or partial basis on a change of control.

The Company has the following arrangements pursuant to employment agreements that provide for payments to a NEO at, following or in connection with termination and a change in control of the Company as of December 31, 2025.

Name	Multiple	Aggregate Cash Amount Payable (C$)
Paul Huet	2.5 times	3,099,250.00
Darren Blasutti1	N/A	N/A
Warren Varga	2 times	1,177,127.94
Michael Doolin	2 times	1,317,000.00
Peter McRae	2 times	1,050,000.00

1. See Note #5 to "NEO Summary Compensation Table". The terms of Mr. Blasutti's consulting agreement do not provide for such termination entitlements.

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Share Ownership Policy for Directors and NEOs

In March of 2026 the Company reviewed a Share Ownership Policy and expanded same to include Vice-Presidents below the Executive Vice-President level. The Company adopted a Share Ownership Policy (the "Share Ownership Policy") in May of 2025 that serves to align the interests of the senior management and Board with those of the shareholders of the Company by requiring such persons to hold a significant number of common shares, RSUs, DSUs and/or SARs of the Company. For fiscal 2026 and going forward, the current adopted requirements are as follows:

Title	OWNERSHIP REQUIREMENT (aggregate value of common shares held)
Director	4 x annual base retainer
Chief Executive Officer	3 x annual base salary
Chief Financial Officer	2 x annual base salary
Chief Operating Officer	2 x annual base salary
Executive Vice-Presidents, Consultant, Chief Legal Officer	2 x annual base salary
Vice-Presidents (below SVP and EVP)	1 x annual base salary

Each subject person is required to reach the applicable threshold by the later of (i) that date which is three years following his or her appointment, and (ii) that date which is three years following the date this Policy was first adopted, and, with respect to any increases in base annual salary (in the case of the CEO and senior management) or in the annual Board retainer (base) paid to a Director, the subject person will be required to reach the applicable threshold within three years after the increase.

Risks Associated with the Company's Compensation Policies and Practices

The CCG Committee considers the implications and risks of the Company's compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of Executives s, as well as administering the Company's equity-based compensation plans. In particular, executive compensation packages are intended to maintain an appropriate balance between risk and reward keyed to the Company's performance. There are a number of elements of the compensation program that are intended to manage risk and discourage excessive risk- taking by Executives and senior managers, including a balance of short-, medium- and long-term incentives and the establishment of appropriate corporate, strategic and individual performance goals for incentive compensation, as well as appropriate minimum thresholds and maximum (caps) for achievement if targets are exceeded (which prevents excessive payouts and acts as a disincentive against imprudent risk-taking). The CCG Committee has not identified any risks in the Company's existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company. The Company's Disclosure and Securities Trading Policy prohibits insiders from short-selling calls and puts in respect of the future value of Company's securities.

Claw-back Policy

As disclosed under "Statement of Corporate Governance Practices - Incentive Compensation Clawback Policy", the Company adopted the Incentive Compensation Clawback Policy effective October 2, 2023. A copy of the Incentive Compensation Clawback Policy is available on the Company's website: https//www.americas- gold.com/corporate/corporate-governance/. The Incentive Compensation Clawback Policy allows the Company under certain circumstances to cancel or require reimbursement of incentive compensation awarded or paid to Executives and certain other members of management.

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At no time during or after the fiscal year ended December 31, 2025, was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy to a prior restatement.

Anti-Hedging and Anti-Pledging Policy

The Company's insider trading policy prohibits Directors, NEOs and all employees from engaging in various hedging and derivatives transactions in respect of securities issued by the Company.

Director Compensation

For ﬁscal 2025, following completion of the Galena Transaction in 2024 and signiﬁcant board and senior management changes, the Company adopted changes to its compensation philosophy, policies and practices, including the adoption of a Human Resources and Compensation Policy that was approved and adopted on March 25, 2025. This includes oversight and governance of director compensation. The Company's goal is to attract qualiﬁed and experienced Board directors to, among other things, oversee the stages of the Company's evolution and recognizes that it is the intellectual challenge in the role, and the reputation of the organization that will attract appropriate candidates. The Company recognizes the important role played by the Board in its ongoing success and the long-term interests of its shareholders. The Company also recognizes that those willing to undertake the workload and exercise eﬀective oversight need to be compensated competitively with the compensation provided by peer group companies.

The Company's approach to Board compensation for 2025 and beyond is expected to be comprised of:

i. Base Retainer - a ﬁxed component paid quarterly in cash or the Company's stock options, DSUs, RSUs or PSUs (subject to applicable thresholds set forth in the relevant equity plans);

ii. Lead Director and Committee Chair Premiums - a ﬁxed component paid quarterly in cash or the Company's stock options, DSUs, RSUs or PSUs (subject to applicable thresholds set forth in the relevant equity plans);

iii. Committee member Premium - a ﬁxed component for each Committee on which a Board director sits, paid quarterly in cash, or the Company's stock options, DSUs or RSUs (subject to applicable thresholds set forth in the relevant equity plans); and

iv. Long Term Retainer ("LTR") - a ﬁxed component paid in the Company's stock options, DSUs, RSUs or PSUs (subject to applicable thresholds set forth in the relevant equity plans).

v. A travel allowance will also be paid to compensate the Board directors for the travel time needed to attend Board meetings that are held in locations away from their location. The travel allowance is a ﬁxed component paid in cash, the amount being dependent on the location of the director and the meeting site.

The CCG Committee considers annually and makes a recommendation to the Board regarding the adequacy and form of directors' compensation. The table below shows the compensation paid to our directors for the year ended December 31, 2025, and the nominal increase to director compensation for the financial year ending December 31, 2026:

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FEE COMPONENTS	2025 (US$)	2026 (US$)
Director Retainer	$60,000	$62,000
Lead Director Retainer	$55,000	$60,000
Audit Committee Chair	$20,000	$23,000
Audit Committee Member	$8,000	$8,500
CCG Committee Chair	$17,000	$18,000
CCG Committee Member	$7,000	$7,000
S&T Committee Chair	$17,000	$18,000
S&T Committee Member	$7,000	$7,000
Long Term Retainer	$120,000	$122,000
Long Term Retainer for Lead Director	$150,000	$152,000
Travel Days(1)	$1,400	$1,400

1  Other location to meeting site - for consistency: North America 2 days, another continent 4 days.

The Board fees are generally paid quarterly in arrears, in cash or DSUs as elected quarterly by each Board member.

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Director Compensation Table

The following table sets forth the compensation awarded, paid to or earned, by the Company's directors while serving as non-executive directors during the fiscal year-ended December 31, 2025:

Name of Director	Fees (paid in cash) (C$)	Share- Based Awards1 (C$)	Option- Based Awards2 (C$)	Non-equity incentive plan compensation (C$)	All other compensation (C$)	Total (C$)
Peter Goudie	Nil	219,400	35,259	Nil	Nil	254,659
Tara Hassan	Nil	139,537	13,076	Nil	Nil	152,613
Shirley In't Veld	Nil	86,915	12,174	Nil	Nil	99,089
Bradley R. Kipp	41,400	161,400	59,266	Nil	Nil	262,066
Gordon E. Pridham	67,900	131,300	59,266	Nil	Nil	258,466
Meri Verli	20,454	82,762	13,307	Nil	Nil	116,523
Scott Hand[3]	Nil	280,400	35,259	Nil	Nil	315,659
Lorie Waisberg[4]	41,864	58,022	59,266	Nil	Nil	159,152

1. Fees earned may be paid in cash or DSUs. The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP (as defined below) price of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees owed.

2. The fair value of option-based awards is determined in accordance with 'IFRS 2 Share-based payment' of IFRS. The Company uses the Black- Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company's Common Shares and option-based awards. Sums in this column are not cash but are fair market value of the Options granted and the date of grant.

3. Mr. Hand is not standing for re-election at the Meeting.

4. Mr. Waisberg retired on June 24, 2025.

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Directors' Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2025, to non- executive directors of the Company. This includes awards granted in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised option	Option exercise price	Option expiration date	Value of unexercised in-the- money options[1]	Number of shares or units of shares tha have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed
	(#)	(C$)		(C$)	(#)	(C$)	(C$)2
Peter Goudie	100,000	1.38	01/01/2030	Nil	441,565	3,108,618	Nil
Tara Hassan	40,000	2.03	05/08/2030	Nil	162,818	1,146,239	Nil
Shirley In't Veld	40,000	3.34	08/19/2030	Nil	99,567	700,952	Nil
Bradley R. Kipp	90,000	0.78	12/19/2026	563,850	573,646	4,038,468	Nil
	100,000	1.38	10/15/2027	377,663
	100,000	1.38	01/01/2030	Nil
Gordon E. Pridham	33,000	1.38	10/15.2027	Nil	547,609	3,855,167	Nil
	100,000	1.38	01/01/2030	Nil
Meri Verli	40,000	2.60	06/24/2030	Nil	140,463	988,860	Nil
Scott Hand[3]	100,000	1.38	01/01/2030	Nil	608,862	4,286,388	Nil
Lorie Waisberg[4]	90,000	0.78	12/19/2026	563,850	639,069	4,499,046	Nil
	100,000	1.38	10/15/2027	377,663
	100,000	1.38	01/01/2030	Nil

1. Calculated based on the difference between C$7.04, the closing price of the Common Shares on the TSX on December 31, 2025, and the exercise price of the options. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

2. Amounts represent DSUs granted to the directors as deferred payments of the directors' annual retainer. The DSUs are redeemable for either cash or Common Shares of the Company. The market or payout value is based on closing price at December 31, 2025.

3. Mr. Scott is not standing for re-election at the Meeting.

4. Mr. Waisberg retired on June 24, 2025

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Directors' Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the aggregate dollar value that would have been realized by the directors of the Company if the options under the option-based award had been exercised on the vesting date during the most recently completed fiscal year ended December 31, 2025.

Name	Option-based awards- Value vested during the year[1] (C$)	Share-based awards- Value vested during the year[2] (C$)	Non-equity incentive plan compensation-Value earned during the year (C$)
Peter Goudie	49,285	306,677	Nil
Tara Hassan	18,277	195,045	Nil
Shirley In't Veld	17,016	121,489	Nil
Bradley R. Kipp	82,841	225,605	Nil
Gordon E. Pridham	82,841	183,531	Nil
Meri Verli	18,600	115,684	Nil
Scott Hand[3]	49,285	391,943	Nil
Lorie Waisberg[4]	82,841	81,103	Nil

1. Calculated using the difference between the exercise price and the closing price of the Common Shares on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

2. Amounts represent DSUs granted to the directors as deferred payments of the director's board fees. The DSUs are redeemable for either cash or Common Shares of the Company. The market or payout value is based on closing price at December 31, 2025.

3. Mr. Hand is not standing for re-election at the Meeting.

4. Mr. Waisberg retired on June 24, 2025

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has adopted the Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. For further details regarding the Stock Option Plan, Share Unit Plan and DSU Plan, see under the heading "Additional Disclosure - Long-Term Incentive Plans". The Stock Option Plan is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and has been posted to the Company's website at https://www.americas-gold.com/investors/shareholder-meeting-documents/.

The following table provides information on the Company's Option and share based incentive plans as of December 31, 2025.

	Number of Common Shares to be Issued Upon Exercise	Weighted-Average Exercise Price of Outstanding Options (C$)	Number of Common Shares remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved By Shareholders - Stock Option Plan	7,762,340	1.33	24,279,538
Equity Compensation Plans Approved By Shareholders - DSUs	3,213,599	N/A	21,065,939
Equity Compensation Plans Approved By Shareholders - PSUs and RSUs	RSUs 9,469,438	N/A	RSUs 11,596,501
	PSUs 1,114,253		PSUs 10,482,248
Total	21,559,630	1.33	10,482,248

The Company may grant a maximum number of securities convertible into Common Shares equal to 10% of the then issued and outstanding Common Shares (subject to the 5.0% sub-limit applicable under the DSU Plan and Share Unit Plan for share-settled DSU, RSU and PSU award grants). These securities can be issued in the form of Options, RSUs, PSUs, DSUs, or any combination thereof. As of December 31, 2025, the Company had awarded outstanding securities of 7,762,340 Options, 9,469,438 RSUs, 1,114,253 PSUs, and 3,213,599 DSUs representing approximately 2.4%, 3.0%, 0.3%, and 1.0% of the Common Shares issued and outstanding, respectively.

As of the date hereof, the Company may grant a maximum number of securities up to 32,693,355 Common Shares, representing 10% of Common Shares issued and outstanding (subject to the 5% Common Share sub-limit applicable under the DSU Plan and Share Unit Plan for share-settled DSU and RSU and RSU award grants). As of the Record Date, the Company has awarded outstanding securities of 7,385,338 options,7,385,359 RSUs, 1,103,307 PSUs and 2,636,220 DSUs representing approximately 2.3%, 2.3%, 0.3% and 0.8% of the Common Shares issued and outstanding, respectively. The Company currently has a further 14,183,131 remaining securities available for grant representing approximately 4.3% of the Common Shares outstanding as of the Record Date.

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DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

The Company carries directors' and officers' liability insurance for the directors and officers of the Company, to a maximum amount of C$60,000,000. This policy is in effect until May 1, 2027, for an annual premium of C$691,000.00.

The by-laws of the Company provide for the indemnification of each director or officer of the Company, each former director or officer of the Company and each individual who acts at the Company's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity, subject to the provisions of the CBCA. The Company has also entered into agreements evidencing its indemnity in favour of the foregoing persons.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company considers good corporate governance to be central to the effective and efficient operation of its business and is committed to implementing high standards of corporate governance and reporting. The Board reviews and formulates policies with respect to corporate governance issues. The Company attempts, so far as is practical and reasonable given the nature of the Company's business, to seek to adhere to the guidelines outlined in the National Policy 58-201 Corporate Governance Guidelines (the "Governance Guidelines"), which establishes corporate governance guidelines which apply to all public companies. The following description reflects the current corporate governance policies of the Company, as reviewed by the CCG Committee and approved by the Board.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders and takes into account the role of the individual members of Management who are appointed by the Board and who are charged with the day-to-day management of the Company. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices.

The Articles of incorporation and Bylaws of the Company provide that its Board be comprised of a minimum of three directors and a maximum of ten directors. The Board has considered the independence of each of its directors. Consistent with National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101"), to be considered independent, the Board must conclude that a director has no material relationship with the Company. A "material relationship" is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment and includes an indirect material relationship. The Board has concluded that all directors standing for election other than Paul Huet are "independent" as defined in NI 58-101. Mr. Huet is considered non-independent as a result of his managerial role as Chief Executive Officer of the Company.

The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision-making. Pursuant to NI 58-101, the Company is required to disclose its corporate governance practices, as set forth below. The Board will continue to monitor such practices on an ongoing basis and, when necessary, implement such additional practices as it deems appropriate.

Board of Directors and Independence from Management

The Board is currently comprised of eight (8) directors: Joseph Andrew Paul Huet, Peter Goudie, Tara Hassan, Shirley In't Veld, Bradley R. Kipp, Gordon E. Pridham, Meri Verli and Scott Hand, who will not be standing for reelection. As detailed under "Item 2 - Election of Directors" if each of the Nominees are elected at the Meeting, the Board will be comprised of seven directors.

The Board, in consultation with the CCG Committee, annually reviews the relationship between each director and the Company to determine if each director is or remains independent within the meaning of the Governance Guidelines. In accordance with applicable securities law, six Nominees are considered independent as follows:

NAME	RELATIONSHIP	REASON FOR NON-INDEPENDENT STATUS
Joseph Andre Paul Huet	Non-Independent	Considered to have a material relationship with the Company by virtue of being the CEO
Peter Goudie	Independent	N/A
Tara Hassan	Independent	N/A
Shirley In't Veld	Independent	N/A
Bradley R. Kipp	Independent	N/A
Gordon E. Pridham	Independent	N/A
Meri Verli	Independent	N/A

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The Governance Guidelines state that the Board of every listed company should be constituted with a majority of individuals who qualify as "independent" directors under NI 52-110 and also that compensation and nominating committees should be constituted entirely of independent directors. NI 52-110 provides that a director is independent if he or she has no direct or indirect "material relationship" with the Company. "Material relationship" is defined as a relationship that could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. A "material relationship" is deemed to be present in the case of an individual that is, or has been, within the last three years, an employee or officer of the issuer (including subsidiaries). As such, Mr. Huet is not considered independent because of his position as CEO.

The Company has a majority of independent directors and recognizes the importance of providing leadership to its independent directors. Every member, including the chair of each of the Company's committees is an independent director and every committee charter provides for access to information respecting the Company and to executive officers, employees, external auditors and legal counsel of the Company. As well, each charter states that the committees may engage separate independent counsel and advisors at the expense of the Company.

The CCG Committee is responsible for identifying whether the Board's mandate is effectively being carried out. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

To facilitate the Board operating independently of management, the following processes are in place:

(a) as appropriate, members of management, including the CEO, are not present for the discussion and determination of certain matters;

(b) the independent directors regularly meet in-camera without management or directors who are not independent being present. All meetings held in 2025 had in-camera sessions without management present;

(c) under the Company's articles of incorporation, any one director may call a Board meeting;

(d) the compensation of the CEO is considered independently by the CCG Committee at least annually; and

(e) in addition to the standing committees of the Board, independent committees may be appointed from time to time, when appropriate.

Performance Assessment

On a yearly basis, each member of the Board completes a questionnaire which includes, among other items, a careful examination of Board structure (including an assessment as to whether the Board as a whole possesses the right skills and background for the current issues facing the Company), Board meetings and their effectiveness, the quality and timing of information provided to the Board, preparedness for succession planning within the organization, the Board's relationship with Management, Committee and Board effectiveness and strategy and metrics. The CCG Committee approves the content of each questionnaire, and the Chair of the CCG Committee analyzes the feedback and presents it to the full Board, including the CEO.

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Meetings of the Board and Committees of the Board

The Board typically meets formally a minimum of four times per year. Each committee of the Board meets at least once each year, or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs that the Company faces from time to time.

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The following table provides details regarding director attendance at Board and committee meetings held during the relevant time period (January 1, 2025 to December 31, 2025).

MEETINGS ATTENDED	BOARD	AUDIT COMMITTEE	S&T COMMITTEE	CCG COMMITTEE
Joseph Andre Paul Huet	6 of 6		2 of 2
Peter Goudie	6 of 6			5 of 5
Tara Hassan[1]	4 of 4		2 of 2
Shirley In't Veld[2]	2 of 3		1 of 1	1 of 1
Bradley R. Kipp	6 of 6	6 of 6
Gordon E. Pridham	6 of 6	6 of 6
Meri Verli[3]	3 of 3	4 of 4
Scott Hand[4]	6 of 6			5 of 5
Lorie Waisberg[5]	3 of 3			3 of 3

1. Tara Hassan joined the Board on April 21, 2025.

2. Shirley In't Veld joined the Board on August 6, 2025 and missed one unscheduled Board meeting due to a prior conflict.

3. Meri Verli joined the Board effective June 24, 2025.

4. Scott Hand is not standing for re-election at the Meeting.

5. Lorie Waisberg retired on June 24, 2025.

Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

Meetings of Independent Directors

Each meeting of the Board includes the option of an in-camera session, whereby independent members have the opportunity to meet in the absence of Management and other non-independent board members. Independent directors are also free to meet separately at any time or to require Management to withdraw during certain discussions.

Board Mandate

A copy of the Board's written mandate, which was confirmed March 25, 2026 ("Board Mandate") and sets out the responsibilities and duties of the directors as well as the directors' expectations of Management, is available on the Company's website at https://www.americas-gold.com/corporate/corporate-governance/ and is attached as Schedule "A" to this Circular.

The CCG Committee and the Board shall review and assess the adequacy of this Board Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the TSX or NYSE American LLC or any stock exchanges on which the Company's shares are listed.

Position Descriptions

The Board has developed a written position description for the Chairman as detailed in the Board Mandate. The Chair of each Board committee acts within the parameters set by their respective committee charters.

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Other Company Directorships

The following current directors of the Company presently serve as directors of other reporting issuers as follows:

Name of Director	Name of Reporting Issuer	Position
Joseph Andre Paul Huet	Culico Metals Inc. New Found Gold Corp.	Director Chair
Peter Goudie	Culico Metals Inc.	Chair
Tara Hassan	Orezone Gold Corporation	Director
Shirley In't Veld	Westgold Resources Limited Develop Global Limited	Director Director
Bradley Kipp	None	N/A
Gordon Pridham	None	N/A
Meri Verli	Culico Metals Inc.	Director
Scott Hand[1]	Boyd Biomedical LLC	Lead Director

1. Mr. Hand is not standing for re-election at the Meeting and following close of the Meeting will no longer be a member of the Board.

Orientation and Continuing Education

The Board and Management will conduct orientation programs for new directors as soon as possible after their election or appointment as directors. The orientation programs will include presentations by Management to familiarize new directors with the Company's operations, projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, the Code (defined below) and other governance policies, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Company's expectations of its directors in terms of time and effort, a review of the directors' duties and visits to Company headquarters and, to the extent practical, the Company's significant locations of operation. This informal process is considered to be appropriate given the Company's size, current level of operations, and the ongoing interaction amongst the directors.

The skills and knowledge of the Board as a whole are such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies, particularly in the natural resource sector and involving mineral properties. It is the Company's view that all current members of the Board are well- versed and educated in the factors critical to the success of the Company. Board members are encouraged to communicate with Management, auditors and technical and other consultants to keep themselves current with industry trends and developments and changes in legislation with Management's assistance. To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company may provide the directors with suggestions to undertake continuing director education. Reference is made to the table under the heading "Business of Meeting - Election of Directors" for a description of the current principal occupations of the members of the Board.

Nomination of Directors

The CCG Committee will generally be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. When appropriate, the CCG Committee will retain an independent executive search firm to assist it in identifying prospective board candidates. While no formal nomination procedure is in place to identify new candidates, the Board and the CCG Committee does review the experience and performance of Nominees for the election to the Board. When required, and in any event on an annual basis, the Board and the CCG Committee will meet to consider any vacancies on the Board or the desired size of the Board.

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Members of the Board are canvassed with respect to the qualifications of a potential candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that complement and enhance current Management and Board composition. The Board also assesses any potential conflicts, independence or time commitment concerns the candidate may present.

Profile and Skills

The CCG Committee periodically reviews the current profile of the Board, including the average age and tenure of individual directors and the representation of various areas of expertise, experience and diversity (including Designated Groups) 9. The objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. The succession planning process may also involve the creation of a skills matrix to help the CCG Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. The Board does not have a mandatory term limit or age limit policy, but has had renewal through its merger transactions. In conjunction with the annual Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible. Given the Company's current stage of development and competitive factors in attracting and retaining suitable candidates, the CCG Committee and Board does not believe that term or age limits are required or appropriate for the Company at this time

Diversity

The Board recognizes that diversity leads to better and more informed decision-making and is an important attribute of well-functioning boards and senior management teams by bringing real value to their collective skills, perspective, insight and experience. In furtherance of this goal, the Board has adopted a formal written board diversity policy (the "Diversity Policy") to encourage the promotion of diversity. In considering "diversity", the Board will consider any dimension that can be used to differentiate groups and people from one another, including the respect for and appreciation of differences in gender, age, ethnic origin, Aboriginal status, visible minority status, religion, education, sexual orientation, political belief, or disability. The Board, in consultation with the CCG Committee, will develop, where possible, measurable objectives and strategies to meet the objectives of this Diversity Policy, and the Board is responsible for monitoring the progress of the objectives through evaluation and annual reporting.

According to the Diversity Policy, in filling Board and Executive vacancies, a target of a minimum of one candidate considered for each applicable position will be a woman or otherwise a member of a Designated Group. The requirement has been applied in the Company's director searches and, as a result at the date of this Circular, there are three female directors on the Board (37.5% currently and 43% for the proposed slate of Directors for election at the AGM).

As of the date of the Circular no members of a Designated Group hold a position as an executive officer of the Company. In considering the composition of the Board or Management on an ongoing basis, emphasis will ultimately be based on ensuring the selection of the best qualified candidates available at the time given the needs and circumstances of the Board. While the Company has not adopted formal targets regarding the number of women or Designated Group members to be elected to the Board or to be appointed to Executive positions, the Board and management intends to continue to increase Designated Group diversity of the Board as it refreshes its membership to add new members. The Company will ensure that the Diversity Policy will be applied on an ongoing basis when determining the composition of the Board and management. This policy is reviewed on a yearly basis

_____________________________________

9    "Designated Groups" as defined under Section 3 of the Employment Equity Act (Canada) and includes women, Aboriginal peoples, persons with disabilities, and members of visible minorities. "Visible minorities" according to Statistics Canada, the visible minority population consists mainly of the following groups: South Asian, Chinese, Black, Filipino, Latin American, Arab, Southeast Asian, West Asian, Korean and Japanese.

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Risk Management

The Board has responsibility for oversight of management of the Company to ensure that it is acting in the best interests of the Company and its shareholders. This responsibility includes oversight in identifying and understanding the principal risks of the Company's business (including, without limitation, strategic, operational, financial, compensation and regulatory risks). The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. The Audit Committee is responsible for monitoring financial risks and exposures, including the risk of a material misstatement in the Company's financial disclosures. The CCG Committee is responsible for monitoring risks associated with the Company's compensation policies and for effectiveness of the Company's corporate governance policies. The S&T Committee is responsible for monitoring sustainability (including health, safety, environmental and social responsibility) risks and technical/operational risks associated with the Company's mines and projects. The Board and its committees receive risk management updates from Management at meetings of the Board or its committees throughout the year as necessary. The Company plans to undergo a more extensive risk identification and analysis process, on a periodic basis, which will involve one-on-one interviews with applicable Executives as well as other senior management employees and the general managers of certain operations. The results of the interviews will be reviewed and analyzed by the Company's executive management team and the Board. Following consideration of the information provided by Management, the Board will provide feedback and make recommendations, as needed.

Sustainability Performance

The Company recognizes the evolving expectations of investors, regulators, and communities regarding Environmental, Social and Governance ("ESG") performance.

The Company's ESG strategy is a foundational element of its multi-year growth plan and is directly linked to its corporate values. The Company understands that ESG factors can materially impact our operations, workforce, communities, and long-term enterprise value.

Americas management of ESG factors is in strong alignment with its overall commitment to safe and responsible mining, to strong governance, and to enhancing the role of the minerals and metals sector to support global sustainable development. Our ESG strategy is guided by a framework built on five key pillars: Governance, Strategy, Risk Management, Metrics and Targets, and Reporting and Disclosure. Across these areas, we are strengthening our approach by adopting industry standards and embedding best practices to ensure our strategy is both rigorous and fit-for-purpose.

The Company is committed to aligning with leading ESG frameworks, including the Sustainability Accounting Standards Board (SASB) Standards and the Task Force on Climate-related Financial Disclosures (TCFD) Recommendations, and to embedding best practices across the five pillars of our ESG approach.

In 2025, the Company took a major step towards aligning with leading industry standards in the mining industry by establishing the corporate position of Vice President of Sustainability and Communications ("VP Sustainability") to review and introduce corporate-wide sustainability initiatives aimed at guiding the Company in a socially and environmentally responsible manner, strengthening compliance with ESG related regulations.

During 2025 and as part of the Company's commitment, the VP Sustainability lead the Company to complete an ESG Materiality Assessment which identified the ESG factors most relevant to Americas - categorized as Core, Enhanced, or Emerging. A total of 17 ESG factors were identified. Americas' material ESG factors were identified and assessed based on a "Weight of Evidence" approach that considered information and data from third-party sources and Americas own information. During the reporting period, the Company also updated its risk registers for operations at the Galena Complex in Idaho and Cosalá in Mexico. The risk registers consider all Core ESG Factors identified through completion of the Materiality Assessment.

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The Company believes that alignment among leadership, key decision-makers, and the Board on the prioritization of material ESG factors is essential to drive cohesive and effective strategy execution.

Building on our continued commitment, the Company is committed to publishing its first corporate voluntary reporting during 2026, which will be the Company's first report to encompass all of its operations and focus on financially material ESG factors, seeking alignment with investor-preferred standards and frameworks.

Moreover, we will continue to refine our ESG strategy, enhance risk management practices, strengthen metrics and targets across operations, and improve reporting and disclosure. This includes maintaining alignment with the Metals & Mining SASB Standard and the TCFD Recommendations.

Ethical Business Conduct

The Company's Code of Business Conduct and Ethics (the "Code") was restated and most recently approved by the Board of Directors at the meeting held on May 7, 2025. The Code is designed to provide guidance on the conduct of the Company's business in accordance with high ethical standards. A copy of the Code is available on the Company's website, https://www.americas- gold.com/corporate/corporate-governance/. and on the Company's SEDAR+ profile at www.sedarplus.ca.

All directors, Executives and employees are expected to comply with the Code, and sign off annually on the Code, reaffirming their commitment to upholding and acting in accordance with the Company's high standards of business conduct. The Code is part of the Company's continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

Consistent with the provisions of the Code, the Company's directors and officers are bound by the provisions of the Canada Business Corporations Act which contains provisions relating to conflicts of interest. In particular, any director who has a material interest in a particular transaction is required to disclose such interest and to refrain from voting with respect to the approval of any such transaction.

In the unlikely event of a waiver, any such waivers of the Code for directors or NEOs must be approved by the Board or the CCG Committee and such waiver will be promptly disclosed as required by law.

Modern Slavery Report

On May 2025, the Company complied with the filing and publication of its second joint Report (the "Modern Slavery Report"), as required by the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the "Supply Chains Act").

The Supply Chains Act came into force in Canada on January 1, 2024. Its purpose is to implement Canada's international commitment to contribute to the fight against forced labour and child labour through the imposition of reporting obligations on (a) government institutions producing, purchasing or distributing goods in Canada or elsewhere; and (b) entities producing goods in Canada or elsewhere or in importing goods produced outside Canada. and obligates the Company to publish an annual report detailing steps regarding the previous year's effort to identify, prevent and mitigate the risk of forced labour or child labour used at any step in its supply chain, including production of goods in Canada or elsewhere or of goods imported into Canada.

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The 2025 Modern Slavery Report covered the period from January 1, 2024 to December 31, 2024 (the "Reporting Period") and described the steps we have taken throughout the Reporting Period as part of our commitment to enhance transparency in our supply chains by outlining the steps taken during the 2024 financial year to identify, prevent and reduce the risk that forced labour or child labour ("modern slavery") is used at any step of the production of goods in Canada or elsewhere, or of goods imported into Canada.

The 2025 Modern Slavery Report constitutes the second joint Modern Slavery Report prepared by the Company pursuant to the Supply Chains Act.

Shareholders can access the Modern Slavery Report under the Company's profile on SEDAR+ at www.sedarplus.ca, and at the Company's website at www.americas-gold.com/investors/otherfilings.The Modern Slavery Report will be available for viewing on the Company's website for a minimum of one year from its publication date and will be replaced by the 2026 Modern Slavery Report which is expected to be filed and published as per the Supply Chains Act, on or before May 31, 2026.

Whistleblower Policy

The Company's Whistleblower Policy (the "Whistleblower Policy") was reviewed by the Board of Directors at a Director's meeting held on March 26, 2026. The purpose of the Whistleblower Policy is to establish procedures for the receipt, retention, investigation and treatment of complaints received by the Company regarding violations of the Code of Business Conduct and Ethics (the "Code") of the Company or accounting, internal accounting controls, auditing matters (as described in greater detail below ("reportable activities"); and (ii) The submission by employees, officers and directors of the Company ("Company Personnel") and others of complaints regarding reportable activities on a confidential basis in accordance with this Policy. The  Whistleblower Policy is also to state clearly and unequivocally that the Company prohibits discrimination, harassment and/or retaliation against any Company Personnel who: (a) Legitimately and in good faith report complaints regarding reportable activities, including but not limited to violations of: employment or labour laws; laws regarding the environment, health and safety; securities laws; laws regarding fraud; the rules or regulations of applicable securities regulatory authorities and the rules of any stock exchange on which securities of the Company may be listed from time to time; any provision of law relating to fraud against shareholders; or the commission or possible commission of a criminal offence; and/or (b) Legitimately and in good faith provides information or otherwise assists in an investigation or proceeding regarding any conduct which they reasonably believe to be a reportable activity.

A copy of the Company's Whistleblower Policy is available on the Company's website: https://www.americas-gold.com/corporate/corporate-governance/. and on the Company's SEDAR+ profile at www.sedarplus.ca.

Shareholder Engagement

The Company is committed to regular, transparent and active communication with its shareholders. Throughout the year, members of the Company's management team regularly engage with shareholders to ensure that the Company is addressing their questions or concerns. Throughout the year, the Company's NEOs from time to time also meet with representatives of both current institutional shareholders as well as potential investors to discuss, among other things, the Company's business strategy, financial performance, governance practices, executive compensation, and various other matters. Those members of management also regularly attend and participate in analyst meetings and industry and investment community conferences. Management discusses with the Board any material concerns raised by its Shareholders.

Corporate Disclosure and Securities Trading Policy

The Board has adopted a Corporate Disclosure and Securities Trading Policy, which was confirmed on April 30, 2021 a copy of which is available on the Company's website: https://www.americas-gold.com/corporate/corporate- governance/. The policy is intended to help to ensure that the Company and Company personnel comply with these requirements by setting out procedures and guidelines for:

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  Dealing on a day-to-day basis with the Company's material non-public and/or confidential information;

  Communicating with all market participants; and

  Restricting trading by Company personnel in securities of the Company and other issuers in respect of which Company personnel may receive material, non-public information while representing the Company, if the Company personnel is in possession of material, non-public information.

Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Company's securities and contributing to the ethical business conduct of the Company's personnel.

Incentive Compensation Clawback Policy

The Company believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's compensation philosophy, therefore, the Company adopted an Incentive Compensation Recovery Policy (the "Clawback Policy"), effective October 2, 2023  as required by NYSE American listing rules. Also, pursuant to Rule 10D-1 of the Exchange Act a copy of the Clawback Policy is available on the Company's website: AGSC Clawback Policy.

At no time during or after the fiscal year ended December 31, 2025, was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy to a prior restatement.

Board Committees

To assist it in exercising its responsibilities, the Board established three standing committees of the Board effective January 30, 2015: the Audit Committee, the CCG Committee and the Sustainability and Technical Committee (the "S&T Committee"). The Board may establish other standing committees from time to time as it considers appropriate. Each committee is governed by a written charter as referenced below. At a minimum, each charter clearly establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Charters are generally reviewed by the Board (or the CCG Committee) annually or as needed. The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

Compensation and Corporate Governance Committee

The CCG Committee is currently comprised of Peter Goudie (Chair) and Shirley In't Veld, all of whom are independent directors. The role of the CCG Committee is to assist the Board with respect to the Company's overall governance, as well as assisting the Board in fulfilling its oversight responsibilities with respect to human resources and compensation, with an emphasis on executive compensation, and the development, retention and continuity of senior executives, including the Chief Executive Officer ("CEO") and those who report directly to the CEO, as well as any other senior employee who fills the senior operating role in respect of the Company's operations where such employee does not report to the CEO (collectively, the "Executives"). These activities are supported by the CEO and, as applicable, another Executive responsible for human resources with the Company (an "HR Executive"). The CCG Committee is governed by its charter, a copy of which is available on the Company's website: https://www.americas- gold.com/corporate/corporate-governance/.

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Audit Committee

The Audit Committee is responsible for monitoring the Company's accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors' examination of specific areas. The members of the Audit Committee are Bradley R. Kipp (Chair), Gordon Pridham and Meri Verli, all of whom are "independent" directors as defined in NI 52-110. Each member of the Audit Committee is considered to be "financially literate" within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Company's financial statements.

Information and disclosure relating to the Company's audit committee as required under NI 52-110F is under the heading "Audit Committee Information" of the Company's Annual Information Form dated March 30, 2026, and is available under the Company's profile on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. The Audit Committee Charter is available on the Company's website: https://www.americas-gold.com/corporate/corporate- governance/.

Sustainability and Technical Committee

The S&T Committee is currently comprised of Tara Hassan (Chair), Joseph Andrew Paul Huet and Shirley In't Veld. The role of the S&T Committee is to assist Board in reviewing and monitoring sustainability matters, including environmental, health, safety and technical and operational matters and programs and overseeing the Company's performance in such areas. The S&T Committee Charter is available on the Company's website: https://www.americas-gold.com/corporate/corporate-governance/.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or officer or any associate or affiliate of any such director or officer is, or at any time during the recently completed financial year was, indebted to the Company, other than routine indebtedness.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in the matters to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described herein, no director, officer, or 10% shareholder of the Company, or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year, or any proposed transaction, that has materially affected or will materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's Annual Information Form, can be found under the Company's profile on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. Additional financial information is provided in the Company's annual financial statements for the fiscal year ended December 31, 2025, the notes appended thereto, and in Management's Discussion and Analysis for the fiscal year ended December 31, 2025, which can be obtained upon request to the Company, or by going to the Company's SEDAR+ profile on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. The Company may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

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Reference to our website is included in this notice as an inactive textual reference only. Information contained on our website is not incorporated by reference in this Circular and should not be considered to be a part of this Circular.

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BOARD APPROVAL

The contents and sending of this Circular have been approved by the Board. A copy of this Circular has been sent to each director of the Company and made available to each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED this 14th day of May, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

Signed: /s/Joseph Andre Paul Huet
             Joseph Andre Paul Huet
             Chief Executive Officer

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Americas Gold and Silver Corporation

FORWARD-LOOKING STATEMENTS

Statements contained in this Circular may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). Often, but not always, forward-looking statements can be identified by forward-looking words such as "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions. Specific forward-looking statements in this Circular include, but are not limited to: estimated and targeted production rates and results for silver and other metals at the Galena Complex including the Crescent mine and Cosalá Operations; statements relating to the Company's acquisition of the remaining 40% interest in the Galena Complex (the "Galena Consolidation Transaction"), including expected benefits to the Company and its shareholders; statements relating to the Company's positioning as a silver-focused producer and the precious metals markets; the expected timing and completion of required development and the expected operational and production results therefrom, statements relating to Americas Gold and Silver's EC120 Project, including expected approvals and capital requirements, and timing to reach commercial and sustainable production and full production on its anticipated timeline and budget; the Company's expectations relating to the operation of San Rafael throughout the EC120 Project development period and related cashflows; the Company's technical review and optimization work at the Galena Complex and related operational improvements, production potential and production efficiencies at the Galena Complex, including the expected production levels and anticipated improvements through production growth and operational efficiency; the Company's second phase test work confirming the potential to extract over 99% of antimony from test copper floatation concentrate and the Company's role in the U.S. domestic supply of critical minerals; estimates of, and realizations on, mineral reserves and resources; expected prices of silver and other metals and related expectations relating to the Company's revenue derived from the sale of such metals; anticipated costs, expenses and capital expenditures; opportunities relating to the optimization of concentrate sales by enhancing by-product recovery and the timing and results of its metallurgical sampling program to identify by-product revenue optimization opportunities and the anticipated improvements therefrom; initial results and expectations arising out of the Company's exploration and drilling programs at the Galena Complex; the Company's ability to continue as a going concern; the Company's liquidity position and ability to fund expected operations at prevailing commodity prices and requirement for additional financing, including potential additional debt financing opportunities and existing debt restructuring; the Company's intention to issue guidance for 2026; and expectations regarding the Company's ability to rely in existing infrastructure, facilities and equipment.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company's control) that could cause results to differ materially from those expressed in the forward-looking statements contained in this Circular include, but are not limited to risks relating to: interpretations or reinterpretations of geologic information; results of exploration and production activities; inability or delay in obtaining permits required for future exploration, development or production; mineral reserves and mineral resources and related interpretations, development and production and the Company's ability to sustain or increase present production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; any hedging activities of the Company; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company's projects; operational matters and hazards inherent in the mining industry; competition in the mining industry; non-compliance with exchange listing standards; cybersecurity; government regulation of mining operations; cyclical aspects of the Company's business; changing global economic conditions and market volatility, including volatility in financial markets, adverse changes in currencies, trade policies and inflation; geopolitical instability, political unrest, tariffs or trade restrictions, war, and other global conflicts; ground conditions; government regulation and environmental

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Americas Gold and Silver Corporation

compliance, property claims, title, surface rights and access; tailing risks, mining and exploration activities and future mining operations; risks relating to negative operating cash flows; risks relating to the possibility that the Company's working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; illegal blockades and other factors limiting mine access or regular operations without interruption; labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; failure of plant, equipment, processes and transportation services to operate as anticipated; the US election and expectations related to and actions taken by the current administration; recession expectations;  environmental compliance, climate change and government regulation thereof; variations in ore grade or recovery rates; capital and construction expenditures; certain of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks associated with foreign operations; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; currency fluctuations that may adversely affect the financial condition of the Company; litigation risks; acquisitions and integrations; joint ventures; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; and reclamation activities and other factors described in this Circular and the Company's 2025 Annual MD&A under the heading "Risk Factors".  The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements.

Forward-looking statements contained in this Circular are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the related assumptions may change. Although forward-looking statements contained in this Circular are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this Circular The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

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SCHEDULE "A"

BOARD MANDATE

(See attached)

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Title:	Board Mandate
Approved by:	Board of Directors	Date approved:	March 25, 2026

1. PURPOSE AND OBJECTIVES

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of Americas Gold and Silver Corporation (the "Corporation"). The Board of Directors (the "Board") seeks to discharge this responsibility by reviewing, discussing and approving the Corporation's strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business and the underlying value of the Corporation.

2. BOARD RESPONSIBILITIES

(a) Oversee Management of the Corporation - The principal responsibility of the Board is to oversee the management of the Corporation to ensure that it is acting in the best interests of the Corporation and its shareholders. This responsibility requires that the Board attend to the following:

(i) Review and approve on a regular basis, and as the need arises, fundamental operating, financial, and other strategic corporate plans which take into account, among other things, the opportunities and risks of the business;

(ii) Evaluate the performance of the Corporation, including the appropriate use of corporate resources;

(iii) Evaluate the performance and integrity of, and oversee the progress and development of, senior management and take appropriate action, such as promotion, change in responsibility and termination;

(iv) Implement senior management succession plans;

(v) Establish the Corporation's compensation programs and approve compensation matters relating to senior executive officers (i.e. the Chief Executive Officer (the "CEO") and direct reports to the CEO);

(vi) Establish a corporate environment that promotes timely and effective disclosure (including appropriate controls), fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards;

(vii) Review and approve the financial statements of the Corporation, as recommended by the Audit Committee of the Board;

(viii) Oversee the Corporation's communication and disclosure policy;

(ix) Oversee the Corporation's auditing and financial reporting functions and internal control and management information systems including its disclosure controls and procedures and its internal controls and procedures for financial reporting and compliance;

(x) The Board shall oversee the Corporation's exposure to material cybersecurity risks and ensure that management has established adequate systems, controls and procedures to monitor, detect and respond to cybersecurity threats and incidents.

(xi) Oversee the Corporation's sustainability, environmental and social goals, policies and programs;

(xii) The identification of the principal risks of the Corporation's business, and ensuring the implementation of appropriate systems to manage these risks;

(xiii) Review and decide upon material transactions and commitments;

(xiv) Develop a corporate governance structure that allows and encourages the Board to fulfill its responsibilities including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation;

(xv) Provide assistance to the Corporation's senior management, including guidance on those matters that require Board involvement; and

(xvi) Evaluate the overall effectiveness of the Board and its committees and the skills level of Board members in various listed categories.

(b) Chair of the Board - Responsibilities of the Chair of the Board include but are not limited to:

(i) Providing leadership to the Board with respect to its functions as described in this Board Mandate (this "Mandate");

(ii) Chairing meetings of the Board, including in camera sessions, unless not present;

(iii) Ensuring that the Board meets on a regular basis and at least quarterly;

(iv) Establishing a calendar for holding meetings of the Board;

(v) In conjunction with the CEO, establishing the agenda for each meeting of the Board, with input from other Board members and any other parties as applicable;

(vi) Ensuring that Board materials are available to any director on request;

(vii) Fostering ethical and responsible decision making by the Board and its individual members;

(viii) Ensuring that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently;

(ix) Facilitating effective communication between members of the Board and management; and

(x) Attending each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair.

(c) Lead Director - Where the Chair of the Board is determined not to be "independent" (as interpreted under Canadian securities laws), whether by virtue of serving an Executive Chair or otherwise, the Board will appoint a Lead Director to provide independent leadership to the Board. The role of the Lead Director is to manage actual or perceived conflicts of interest that could arise as a result of such dual held roles. Among other responsibilities the Lead Director would ensure that a sufficient number of in camera director meetings are held by the Board.

(d) Exercise Business Judgment - In discharging their duties directors are expected to exercise their business judgment to act in what they reasonably and honestly believe to be the best interests of the Corporation and its shareholders free from personal interests. In discharging their duties, the directors normally are entitled to rely on the Corporation's senior executives, other employees believed to be responsible, and its outside advisors, auditors and legal counsel, but also should consider second opinions where circumstances warrant. Nothing contained in this Mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation.

(e) Understand the Corporation and its Business - With the assistance of the management, directors are expected to become and remain informed about the Corporation and its business, properties, risks and prospects.

(f) Establish Effective Systems - Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Corporation and receiving feedback from Corporation stakeholders.

(g) Protect Confidentiality and Proprietary Information - Directors are responsible for establishing policies that are intended to protect the Corporation's confidential and proprietary information from unauthorized or inappropriate disclosure. Likewise, all discussions and proceedings of the Board must be treated as strictly confidential and privileged to preserve open discussions between directors and to protect the confidentiality of Board discussions.

(h) Board, Committee and Shareholder Meetings - Directors are responsible for adequately preparing for and attending Board meetings and meetings of committees on which they serve. They must devote the time needed, and meet as frequently as necessary, to properly discharge their responsibilities. Directors are expected to attend all properly called meetings in person or by telephone, video conference or other similar electronic means. As a minimum, directors are expected to attend at least 75% of all properly called meetings and to have reviewed meeting materials in advance.

(i) Indemnification - Directors are entitled to Corporation-provided indemnification through corporate articles and by-laws, corporate statutes, indemnity agreements and, when available on reasonable terms, directors' and officers' liability insurance.

3. DIRECTOR QUALIFICATION, SELECTIONANDCOMPENSATION

(a) Independence - The Board will ensure that it has at all times at least the minimum number of directors who meet applicable standards of director independence. The Board will determine independence on the basis of (i) applicable legal and stock exchange requirements and (ii) being satisfied that the director does not have, directly or indirectly, a financial, legal or other relationship with the Corporation that, in the Board's judgment, would reasonably interfere with the exercise of independent judgment in carrying out the responsibilities of the director.

(b) Size, Skills and Diversity of Board - The Board believes that a Board comprised of 3 to 10 members is an appropriate size given the Corporation's present circumstances. The Board will consider the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each director, including by reference a skills questionnaire and matrix prepared annually by the CCG Committee. In accordance with the Corporation's Diversity Policy, the Board will also consider the level of representation of women on the Board, and in addition to gender diversity may also favorably consider diversity of race, nationality or other attributes in the assessment of Board composition.

(c) Other Directorships - The Board does not believe that its members should be prohibited or discouraged from serving on boards of other organizations, and the Board does not propose any specific policies limiting such activities, provided they do not reduce a director's effectiveness, or result in a continuing conflict of interest.

(d) Tenure - The Board does not believe it should establish director term limits, although the length of service of each director will be considered. Term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Corporation and its operations and an institutional memory that benefits the Board as well as management. As an alternative to term limits, the CCG Committee will review each director's continuation on the Board annually. This will allow each director the opportunity to confirm his or her desire to continue as a member of the Board and allow the Corporation to replace directors where, upon recommendation of the CCG Committee, the Board makes a determination in that regard.

(e) Selection of New Director Candidates - Except where the Corporation is legally required by contract, law or otherwise to provide third parties with the right to nominate directors, the Board (through one or a combination of the CCG Committee, the Chairman and the Lead Director) will conduct any required director candidate identification process, using external advisors where necessary, to (i) identify individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommend to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommend to the Board persons to be elected by the Board to fill any vacancies on the Board. The CCG Committee's recommendations (if made) will be considered by the Board, but the recommendations are not binding upon it.

(f) Extending the Invitation to a New Director Candidate to Join the Board - An invitation to join the Board will be extended by the Chair of the Board when authorized by the Board.

(g) Compensation - In reviewing the adequacy and form of compensation of directors, the CCG Committee will make a recommendation to the Board on the appropriate range and form of compensation. The Board seeks to ensure that the compensation reflects the responsibilities and risks involved in being a director of the Corporation and aligns the interests of the directors with the best interests of the Corporation.

(h) Majority Voting in Director Elections Policy - If the number of proxy votes against a particular director nominee is greater than the votes in favour of such nominee at any meeting of the Corporation's shareholders to elect directors, other than a contested meeting, such director nominee shall submit his or her resignation promptly after the meeting, which shall be considered by the Board, and if so determined, become effective upon acceptance by the Board pursuant to the Corporation's Majority Voting in Director Elections Policy.

4. DIRECTOR ORIENTATION AND CONTINUING EDUCATION

(a) Director Orientation - The Board and the Corporation's senior management will conduct orientation programs for new directors after their appointment as directors. The orientation programs may include presentations by management to familiarize new directors with the Corporation's projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Corporation's expectations of its directors in terms of time and effort, a review of the directors' duties and visits to Corporation headquarters and, to the extent practical, the Corporation's significant locations of operation.

(b) Continuing Education - To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Corporation will support and assist the directors with any continuing director education that is considered appropriate.

5. DIRECTOR'S ACCESS TO MANAGEMENT AND INDEPENDENT ADVISORS

(a) Access to Officers and Employees - All directors have at all reasonable times and on reasonable notice, full and free access to officers and employees of the Corporation as may be required in connection with their duties. Any meetings or contacts that a director wishes to initiate should normally be arranged through the CEO, the Chief Financial Officer or the Chief Legal Officer. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Corporation. The directors are normally expected to provide a copy or otherwise inform senior management as applicable of communication with employees of the Corporation.

(b) Access to Independent Advisors - The Board or its board committees may engage outside financial, legal or other advisors at the expense of the Corporation as deemed necessary in the circumstances to carry out their duties. The engagement of the outside advisor should, in most circumstances, be coordinated through the Chair or Lead Director, as applicable, and the CEO, and be subject to Board approval.

6. BOARD MEETINGS

(a) Powers Exercised by Resolution - The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

(b) Selection of Agenda Items - In conjunction with the CEO, the Chair of the Board or Lead Director, as applicable, shall propose an agenda for each Board meeting. Each Board member is free to request the inclusion of other agenda items and is generally free to request at any Board meeting the consideration of subjects that are not on the agenda for that meeting.

(c) Quorum - Subject to the by-laws of the Corporation, quorum for the transaction of business of the Board shall be a majority of the number of the members of the Board. If within one hour of the time appointed for a meeting of the Board, a quorum is not present, the meeting shall stand adjourned to such day, time and location (including by tele and or videoconference) as set by the Chair or Lead Director, as applicable, having regard to the schedules of the available directors, at the same place.

(d) Frequency and Length of Meetings - The Chair of the Board or Lead Director, as applicable, in consultation with the members of the Board, will normally determine the frequency and length of Board meetings; however, the ultimate power in this regard rests with the Board. Special meetings may be called from time to time as required to address the needs of the Corporation's business.

(e) Advance Distribution of Materials - Information and data that are important to the Board's understanding of the business to be conducted at a Board or committee meeting will normally be distributed in writing to the directors reasonably before the meeting and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of a very time-sensitive nature and that the distribution of materials on these matters before the meeting may not be practicable. Subject to the Corporation by-laws and applicable law, any notice period may be waived by all members of the Board. If any one of the Chair of the Board or the Lead Director, as applicable considers it a matter of urgency that a meeting of the Board be convened, he or she may give notice of a meeting by means of any telephonic, electronic or other communication facility no less than one hour before the meeting. No notice of a meeting will be necessary if all the directors in office are present or if those absent waive notice of that meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

(f) Executive Session of Independent Directors - At least one executive session of independent directors will be held on an annual basis or more frequently as determined by the Chair or Lead Director, as applicable.

(g) Minutes - A secretary should be named for each Board and committee meeting and minutes should be circulated in due course after such meeting for approval.

7. BOARD COMMITTEES

(a) To assist it in exercising its responsibilities, the Board has established three (3) standing committees of the Board: an audit committee, a compensation and corporate governance committee and a sustainability and technical committee. The Board may establish other standing committees, from time to time.

(b) Each committee shall be governed by a written charter that addresses those matters required by applicable laws and stock exchange rules. At a minimum, each charter shall clearly establish the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and sub-committees), and manner of reporting to the Board. Each charter shall be reviewed by the Board (or the Compensation and Corporate Governance Committee) annually.

(c) The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

8. THE BOARD'S EXPECTATIONS OF MANAGEMENT

The Board expects that management will, among other things:

(a) Review continuously the Corporation's strategies and their implementation in light of evolving conditions;

(b) Present an annual operating plan and budget and regularly report on the Corporation's performance and results relative to that plan and budget;

(c) Report regularly on the Corporation's business and affairs, with a focus on matters of material consequence for the Corporation;

(d) Implement systems to identify and manage the principal risks of the Corporation's business and provide (at least annually) a report relating thereto; and

(e) Implement and maintain appropriate (i) systems of internal control and (ii) disclosure controls and procedures.

In addition, the CEO and other executive officers of the Corporation will use their best efforts to achieve value for all shareholders and conduct themselves with integrity. The Board expects that the CEO and other executive officers will create a culture of integrity throughout the Corporation.

9. ANNUAL REVIEW

The Board shall review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the Toronto Stock Exchange or any stock exchanges on which the Corporation's shares are listed.

ANNEX A

MATTERS REQUIRING BOARD APPROVAL

This Policy identifies certain items which must be approved by the Board or a committee of the Board and may not be delegated to management without Board approval. A general overriding consideration is that the directors are required under law to manage, or supervise the management of, the business and affairs of the Corporation. Accordingly, even if an action might fall outside these guidelines, management should consider whether the matter, nevertheless, should be referred to the Board for consideration.

Under these guidelines, except as otherwise complies with internal delegation of authority control protocols as may be in place from time-to-time, an "Out of Budget Transaction" is a transaction that exceeds the budgeted amount by US$4,000,000 or greater and that is not already part of an approved budget. The following is a list of items which officers must refer to the Board, or an appropriate committee thereof, for consideration.

1. The approval of annual budgets.

2. The approval of all financial information and other disclosure documents that are required by law to be approved by the Board before they are released to the public.

3. Allotment of any securities. This includes shares, options, warrants or other convertible or debt securities, and the payment of a commission to any person as consideration for purchasing securities of the Corporation or providing purchasers for any such securities. Securities may be issued by executive officers where previously allotted by the Board (e.g. exercise of previously allotted options and warrants upon exercise).

4. Entering into transactions of a fundamental nature such as amalgamations, mergers and material acquisitions or dispositions.

5. Agreeing to redeem, purchase or otherwise acquire any of the Corporation's shares.

6. Entering into any agreement or commitment to acquire or dispose of assets that are material to the Corporation including, but not limited to, those that are an Out of Budget Transaction.

7. Entering into, or making a material modification of, any agreement or commitment to become liable for any indebtedness, including the granting of a guarantee or similar standby obligation, if: (a) the amount of such indebtedness is an Out of Budget Transaction or (b) any assets of the Corporation are made subject to a security interest in an Out of Budget Transaction.

(i)

8. Committing to making any material capital expenditure which is an Out of Budget Transaction.

9. Entering into any contract, agreement or commitment out of the ordinary course of business if such agreement involves a material commitment of financial resources.

10. Adoption of hedging policies.

11. Entering into any agreement with an officer, director or 10% shareholder of the Corporation or any parent or subsidiary of the Corporation outside of the ordinary course of business.

12. Terminating, suspending or significantly modifying any material business activity or business strategy of the Corporation.

13. Undertaking a new business activity that requires an allocation of material resources.

14. Making any material change to a business or strategic plan that has been approved by the Board.

15. Initiating or settling any legal proceeding involving a material payment.

16. Employing or terminating the Corporation's independent auditor.

17. Hiring or terminating the employment, or determining the compensation, of any person who is an executive officer of the Corporation.

18. Compensation matters for senior executive officers at the Corporation (i.e. the CEO and direct reports to the CEO).

19. Offering any material employment or consulting terms to any individual or entity which are not customary for the Corporation. This determination is to be made by reference to terms of employment or consultancy that have generally been offered to other employees or consultants in similar positions or with similar status.

20. The approval of a request by any executive officer of the Corporation to serve on the board of another entity, other than not-for-profit entities or family businesses that in no material way compete with the Corporation or do any material business with the Corporation.

21. Approval of technical reports and annual mineral resource and mineral resource estimates as required

22. Any other matter specified by the Board as requiring its prior approval.

(ii)